     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996


                                                      REGISTRATION NO. 333-05807
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                                LEAR CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                            13-3386776
         (State or other jurisdiction of                               (IRS Employer
         incorporation or organization)                             Identification No.)

                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (810) 746-1500
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             JAMES H. VANDENBERGHE
                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (810) 746-1500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                          ---------------------------

                                   Copies to:

                               Robert W. Ericson
                               John L. MacCarthy
                                Winston & Strawn
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700
                                 David Mercado
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1000

                          ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                          ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement covers the registration of 17,250,000 shares of Common Stock, $.01 par value per share, of Lear Corporation for sale in underwritten public offerings (the "Offerings") in the United States and Canada (the "U.S. Offering") and outside the United States and Canada (the "International Offering"). The complete Prospectus relating to the U.S. Offering (the "U.S. Offering Prospectus") follows immediately after this Explanatory Note. Following the U.S. Offering Prospectus is an alternate cover page and alternate back cover page for the Prospectus to be used in the International Offering (the "International Prospectus" and, together with the U.S. Offering Prospectus, the "Prospectuses"). Otherwise, the International Prospectus will be identical to the U.S. Offering Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, dated June 28, 1996

PROSPECTUS

                               15,000,000 Shares
                                LEAR CORP. LOGO

                                  COMMON STOCK
                          ---------------------------

     Of the 15,000,000 shares of Common Stock ("Common Stock") of Lear Corporation ("Lear" or the "Company") being offered hereby, 7,500,000 shares are being offered by the Company and 7,500,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Of the 15,000,000 shares of Common Stock being offered hereby, 12,000,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 3,000,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting." Concurrently with the Offerings, the Company is undertaking a public offering (the "Note Offering") of $200,000,000 principal amount of subordinated notes due 2006. The Offerings are not conditioned upon the consummation of the Note Offering.


     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On June 27, 1996, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $36 5/8 per share.


      SEE "RISK FACTORS" COMMENCING ON PAGE 11 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
              CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                         Underwriting                    Proceeds to
                                           Price to     Discounts and    Proceeds to       Selling
                                            Public      Commissions(1)    Company(2)     Stockholders
- -------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
- -------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Lear and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the International Managers and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $        .
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers a 30-day option to purchase up to an aggregate of 2,250,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $           ,
    $           and $           , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about             , 1996.
                          ---------------------------
LEHMAN BROTHERS
            DONALDSON, LUFKIN & JENRETTE
                       SECURITIES CORPORATION
                         MORGAN STANLEY & CO.
                                   INCORPORATED
                                     PAINEWEBBER INCORPORATED
                                              SCHRODER WERTHEIM & CO.

            , 1996

                             [INSIDE FRONT COVER]





LEAR CORPORATION LOGO


                        INTERIOR SYSTEMS CAPABILITIES


[A PICTURE OF A FORD WINDSTAR SEAT SYSTEM]

[A PICTURE OF A FORD WINDSTAR]

[A PICTURE OF A CHEVROLET CAVALIER DOOR PANEL]

[A PICTURE OF A CHEVROLET CAVALIER]

[DIAGRAM OF AN AUTOMOTIVE INTERIOR ILLUSTRATING FOUR INTERIOR PRODUCTS:
 SEAT SYSTEMS, DOOR PANELS, HEADLINERS AND FLOOR AND ACOUSTIC SYSTEMS]]

[A PICTURE OF A SAAB 9000]

[A PICTURE OF A SAAB 9000 HEADLINER]

[A PICTURE OF A JEEP GRAND CHEROKEE]

[A PICTURE OF A JEEP GRAND CHEROKEE FLOOR SYSTEM]

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                           -------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The registration statement ("Registration Statement") (which term encompasses any amendments thereto) and the exhibits thereto filed by the Company with the Commission, as well as the reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

(a)  the Company's Annual Report on Form 10-K for the year ended December 31,
     1995;

(b) the Company's Quarterly Report on Form 10-Q for the period ended March 30, 1996;

(c)  the Company's Current Report on Form 8-K dated May 22, 1996;


(d) the audited consolidated financial statements of Automotive Industries Holding, Inc. and the notes thereto included on pages 3 through 36 of the Company's Current Report on Form 8-K dated August 28, 1995; and



(e) the Company's Registration Statement on Form 8-A filed on April 1, 1994, as amended by Amendment No. 1 on Form 8-A/A filed on April 5, 1994.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Lear Corporation, 21557 Telegraph Road, P.O. Box 5008, Southfield, Michigan 48086-5008, Attention: Director of Investor Relations (telephone: (800) 413-5327).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Lear" refers to Lear Corporation and its consolidated subsidiaries. A significant portion of the Company's operations, including the operations of the Company's AI Division and Masland Division, are conducted through wholly-owned subsidiaries of Lear Corporation. Effective as of May 9, 1996, Lear changed its name from "Lear Seating Corporation" to "Lear Corporation." Unless otherwise indicated, all information contained in this Prospectus is based on the assumption that the Underwriters' over-allotment option is not exercised.


                                  THE COMPANY


GENERAL

     Lear is the largest independent supplier of automotive interior systems in the estimated $40 billion global automotive interior market and the tenth largest independent automotive supplier in the world. The Company's principal products include: finished automobile and light truck seat systems; interior trim products, such as door panels and headliners; and component products, such as seat frames, seat covers and various blow molded plastic parts. The Company's extensive product offerings were recently expanded through the acquisition of Masland Corporation ("Masland"), a leading Tier I designer and manufacturer of automotive floor and acoustic systems and interior and luggage trim components. This acquisition, together with the August 1995 acquisition of Automotive Industries Holding, Inc. ("AI" or "Automotive Industries"), has made Lear the world's largest independent automotive supplier with the ability to design, engineer, test and deliver products for a total vehicle interior. As original equipment manufacturers ("OEMs") continue their worldwide expansion and seek ways to improve their vehicle quality while simultaneously reducing the costs of various vehicle components, management believes that suppliers such as Lear will be increasingly asked to fill the role of "Systems Integrator" to manage the design, purchasing and supply of the total automotive interior. Lear's full-service capabilities make it well-positioned to fill this role.

     The Company has experienced substantial growth in market presence and profitability over the last five years both as a result of internal growth as well as acquisitions. The Company's sales have grown from approximately $1.1 billion for the year ended June 30, 1991 to approximately $4.7 billion for the year ended December 31, 1995, a compound annual growth rate of 38%. After giving pro forma effect to the AI and Masland acquisitions, the Company sales would have been approximately $5.7 billion for the year ended December 31, 1995. The Company's operating income has grown from approximately $44.7 million for the year ended June 30, 1991 to approximately $244.8 million for the year ended December 31, 1995, a compound annual growth rate of 46%.

     The Company's present customers include 24 OEMs, the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen, Audi and BMW. As of June 1, 1996, after giving pro forma effect to the acquisition of Masland, the Company would have employed approximately 40,000 people in 19 countries and operated 131 manufacturing, research, design, engineering, testing and administration facilities.

STRATEGY

     The Company's principal objective is to expand its position as the leading independent supplier of automotive interior systems in the world. To this end, the Company's strategy is to capitalize on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; and (ii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support. With the recent acquisitions of AI and Masland, Lear has substantial manufacturing capabilities in four of the five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; and headliners. The Company intends to enter into the remaining interior segment, instrument panels, through strategic alliances, acquisitions, supplier relationships and/or joint ventures.

     Elements of the Company's strategy include:

          - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 24 OEM customers which allow Lear to identify business opportunities and customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering automotive interior systems and components gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices.

          - Global Presence. In 1995, more than two-thirds of total worldwide vehicle production occurred outside of the United States and Canada. Due to the opportunity for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture automotive interior systems and components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in South America, South Africa, the Pacific Rim and elsewhere, giving it the capability to provide its products on a global basis to its OEM customers. In 1995, the Company's sales outside the United States and Canada, after giving pro forma effect to the AI and Masland acquisitions, would have grown to approximately $1.7 billion, or approximately 30% of the Company's total pro forma sales.

          - Increased Interior Content. OEMs increasingly view the interior of the vehicle as a major selling point to their customers. A major focus of Lear's research and development efforts is to identify new interior features that make vehicles safer and more comfortable, while continuing to appeal to consumer preferences. The development of these features has been, and management believes will continue to be, an important factor in the Company's future growth.

          - Product Technology and Product Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains four advanced technical centers (in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the art acoustics testing, instrumentation and data analysis capabilities. At its 16 customer-dedicated engineering centers, specific program applications are developed and tested. The Company has also made substantial investments in advanced computer aided design, engineering and manufacturing ("CAD/CAM") systems.

          - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. All of the Company's seat system facilities and many of its other manufacturing facilities are linked by computer directly to those of the Company's suppliers and customers. These facilities receive components from their suppliers on a just-in-time ("JIT") basis, and deliver interior systems and components to their customers on a sequential just-in-time basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice.

          - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on automotive industry trends. These acquisitions complement Lear's existing capabilities and provide new growth opportunities. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The Company's most recent acquisitions have also given it a significant presence in the non-seating segments of the automobile and light truck interior market. In 1995, after giving pro forma effect to the AI and Masland acquisitions, the Company's sales of non-seating systems and components would have been approximately $1.4 billion, or approximately 25% of the Company's total pro forma sales.

     Implementation of the Company's strategy has resulted in rapid growth of the Company's net sales from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $4.7 billion in the year ended December 31, 1995, a compound annual growth rate of approximately 33%. This increase in sales has been achieved through internal growth as well as through acquisitions. In 1995, the Company was the leading independent supplier to the $40 billion global automotive interior market, with a 12% share after giving pro forma effect to the AI and Masland acquisitions. The Company's North American content per vehicle has increased from $12 in 1983 to $227 in 1995. In Europe, the Company's content per vehicle has grown from $3 in 1983 to $102 in 1995.

RECENT ACQUISITIONS

     The Company is acquiring all of the issued and outstanding common stock of Masland (the "Masland Acquisition") for an aggregate purchase price of approximately $459.6 million (including the assumption of Masland's existing indebtedness, net of cash and cash equivalents, of $64.7 million and the payment of fees and expenses of $10 million in connection with the acquisition). The acquisition of Masland gives the Company substantial capabilities to produce automotive floor and acoustic systems, which the Company did not previously have. In 1995, Masland held a leading 38% share of the estimated $1 billion North American floor and acoustic systems market. Masland is also a major supplier of interior and luggage compartment trim components and other acoustical products which are designed to minimize noise and vibration for passenger cars and light trucks. Masland supplies the North American operations of Ford, Chrysler, General Motors, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru and Toyota, as well as the European operations of Nissan, Peugeot and Saab. Masland has had a continuous relationship with Ford, its largest customer, since 1922. For its fiscal year ended June 30, 1995, Masland had net sales, EBITDA, operating income and net income of $496.6 million, $62.2 million, $47.0 million and $21.3 million, respectively.

     In August 1995, the Company acquired all of the issued and outstanding common stock of Automotive Industries, a leading designer and manufacturer of high quality interior trim systems and blow molded products principally for North American and European car and light truck manufacturers. The acquisition of AI (the "AI Acquisition") afforded Lear a significant presence in the door panel and headliner segments of the interior market, which account for approximately 15% of the global automotive interior market. The AI Acquisition also gave the Company access to AI's premier program management systems, CAD/CAM capabilities, product and process variety and technological expertise.

     The acquisitions of AI and Masland have solidified the Company's position as the leading independent automotive interior supplier in the world. Currently, Lear has manufacturing capabilities in four of the five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; and headliners. Lear intends to enter into the remaining segment, instrument panels, through strategic alliances, acquisitions, supplier relationships and/or joint ventures. Management believes that the Company's ability to offer OEMs a total interior system provides Lear with a competitive advantage as OEMs continue to reduce their supplier base while demanding improved quality and additional Tier I services. Management believes that as the outsourcing and supplier consolidation trends continue, OEMs will increasingly seek global suppliers, such as Lear, to provide total interiors, resulting in greater value from the on-going integration of the Lear, AI and Masland businesses and long-term growth opportunities for the Company.

     In addition to the AI and Masland acquisitions, since 1990 Lear has completed five additional strategic acquisitions. In December 1994, the Company acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"), establishing Lear as the leading independent supplier of automotive seat systems in Europe. In 1993, the Company significantly expanded its operations in North America by purchasing certain portions of the North American seat cover and seat systems business (the "NAB") of Ford (the "NAB Acquisition"). In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In addition to broadening the Company's geographic coverage, these acquisitions, like the AI and Masland acquisitions, have expanded the Company's customer base and solidified relationships with existing customers.

     The Company's principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48086-5008. Its telephone number at that location is
(800) 413-5327.

NOTE OFFERING


     Concurrently with the Offerings, the Company is undertaking a public offering of $200 million aggregate principal amount of subordinated notes due 2006 (the "Notes"). The Note Offering is conditioned in its entirety upon the consummation of the Offerings. The Offerings are not, however, conditioned upon the consummation of the Note Offering. The net proceeds to the Company from the Note Offering will be used to repay a portion of the indebtedness outstanding under the Credit Agreement and/or the New Credit Agreement (each as defined herein).

                                 THE OFFERINGS


Common Stock offered by:
  The Company...........................   7,500,000 shares
  The Selling Stockholders..............   7,500,000 shares(1)
                                          ----------
     Total Common Stock offered.........  15,000,000 shares
                                          ==========
Common Stock offered for sale in:
  U.S. Offering.........................  12,000,000 shares
  International Offering................   3,000,000 shares
Common Stock to be outstanding after the
  Offerings.............................  64,150,532 shares(2)
NYSE Symbol ............................  LEA
Use of Proceeds.........................  The net proceeds to the Company from the Offerings will be used to repay indebtedness outstanding under
                                          the Credit Agreement, a portion of which was
                                          incurred to finance the Masland Acquisition, and/or
                                          indebtedness outstanding under the New Credit
                                          Agreement. The Company will not receive any proceeds
                                          from the sale of Common Stock by the Selling
                                          Stockholders.


- -------------------------
(1) 9,750,000 shares if the Underwriters' over-allotment option is exercised in full.


(2) Excludes 4,468,036 shares of Common Stock issuable upon exercise of options outstanding as of June 1, 1996 and granted pursuant to (i) stock option agreements between the Company and certain management investors, (ii) the Company's 1992 Stock Option Plan, (iii) the Company's 1994 Stock Option Plan and (iv) the Company's 1996 Stock Option Plan. Also excludes (i) 160,653 shares of Common Stock issuable upon exercise of options outstanding as of June 1, 1996 originally granted under the Automotive Industries Holding, Inc. 1992 Key Employee Stock Option Plan and (ii) up to 1,465,773 shares of Common Stock issuable upon exercise of options originally granted under the Masland Corporation 1991 Stock Purchase and Option Plan and the Masland Corporation 1993 Stock Option Incentive Plan which may be converted into options to purchase Common Stock in connection with the Masland Acquisition. The options described in the preceding two sentences are collectively referred to herein as the "Options."


                                  RISK FACTORS

     Investment in the Company's Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

                     SUMMARY FINANCIAL DATA OF THE COMPANY

     The following summary consolidated financial data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years ended December 31, 1995, 1994 and 1993 have been audited by Arthur Andersen LLP. The consolidated financial statements of the Company for the three months ended March 30, 1996 and April 1, 1995 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 30, 1996 are not necessarily indicative of the results to be expected for the full year. The summary financial data below should be read in conjunction with the other financial data of the Company included in this Prospectus, the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                LEAR CORPORATION

                                           AS OF OR FOR THE
                                          THREE MONTHS ENDED              AS OF OR FOR THE YEAR ENDED
                                         ---------------------    --------------------------------------------
                                         MARCH 30,    APRIL 1,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                           1996         1995          1995            1994            1993
                                         ---------    --------    ------------    ------------    ------------
                                         (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales..............................  $1,405.8     $1,043.5      $4,714.4        $3,147.5        $1,950.3
Operating income.......................      70.0         47.7         244.8           169.6            79.6
Interest expense(1)....................      24.4         14.2          75.5            46.7            45.6
Net income (loss)(2)...................      25.8         17.0          91.6            59.8           (13.8)
Net income (loss) per share(2).........       .43          .34          1.74            1.26            (.39)
BALANCE SHEET DATA:
Total assets...........................  $3,122.2     $1,797.9      $3,061.3        $1,715.1        $1,114.3
Long-term debt.........................   1,033.3        519.9       1,038.0           418.7           498.3
Stockholders' equity...................     612.5        217.1         580.0           213.6            43.2
OTHER DATA:
EBITDA(3)..............................  $  103.2     $   66.1      $  336.8        $  225.7        $  122.2
Depreciation and amortization..........      33.2         18.4          92.0            56.1            42.6
Capital expenditures...................      33.7         23.6         110.7           103.1            45.9
North American content per
  vehicle(4)...........................       274          182           227             169             112
European content per vehicle(5)........       107           78           102              48              38
Ratio of EBITDA to interest
  expense (1)(3).......................       4.2x         4.7x          4.5x            4.8x            2.7x
Ratio of earnings to fixed
  charges(6)...........................       2.5x         2.9x          2.9x            3.2x            1.5x

- -------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $.8 million, $.6 million, $2.7 million, $2.4 million and $2.6 million for the three months ended March 30, 1996 and April 1, 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively.

(2) After extraordinary charges of $2.6 million and $11.7 million ($.05 and $.33 per share) for the years ended December 31, 1995 and 1993, respectively, relating to the early extinguishment of debt.

(3) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(4) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

(5) "European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

(6) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

                 SUMMARY FINANCIAL DATA OF MASLAND CORPORATION

     The following summary consolidated financial data were derived from the consolidated financial statements of Masland. The consolidated financial statements of Masland for each fiscal year presented have been audited by Price Waterhouse LLP. The consolidated financial statements of Masland for the nine months ended March 29, 1996 and March 31, 1995 are unaudited; however, in the opinion of Masland's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended March 29, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The summary financial data below should be read in conjunction with the other financial data of Masland included in this Prospectus, the consolidated financial statements of Masland and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Masland Corporation."

                              MASLAND CORPORATION

                                                      AS OF OR FOR THE       AS OF OR FOR THE FISCAL YEAR
                                                      NINE MONTHS ENDED                 ENDED
                                                   -----------------------   ----------------------------
                                                   MARCH 29,     MARCH 31,   JUNE 30,   JULY 1,   JULY 2,
                                                     1996          1995        1995      1994      1993
                                                   ---------     ---------   --------   -------   -------
                                                   (DOLLARS IN MILLIONS, EXCEPT CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.........................................  $ 343.4       $ 373.8     $496.6    $ 429.9   $ 353.5
Operating income..................................     26.5          34.2       47.0       45.0      25.8
Net income applicable to common stock.............     11.8          15.0       21.3       20.5      11.7
BALANCE SHEET DATA:
Total assets......................................  $ 276.8       $ 226.0     $228.0    $ 203.8   $ 197.3
Long-term debt....................................     70.8          40.2       37.0       31.4      50.1
Stockholders' equity..............................     98.8          82.5       88.2       68.5      60.1
OTHER DATA:
EBITDA(1).........................................  $  40.2       $  46.5     $ 62.2    $  57.6   $  37.1
Capital expenditures..............................     20.6          14.7       22.0       17.8      18.0
North American content per vehicle(2).............       34            31         33         30        26

- -------------------------
(1) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(2) "North American content per vehicle" is Masland's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

            SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

     The following summary pro forma unaudited consolidated financial data were derived from and should be read in conjunction with the pro forma unaudited consolidated financial data included elsewhere in this Prospectus. The following summary pro forma unaudited consolidated operating data and other data of the Company for the three months ended March 30, 1996 and for the year ended December 31, 1995 were prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland with borrowings under the Credit Agreement), (ii) the AI Acquisition (including the refinancing of certain debt of AI with borrowings under the Credit Agreement),
(iii) the acquisition of Plastifol GmbH & Co. KG ("Plastifol") by AI in July 1995 prior to the AI Acquisition (the "Plastifol Acquisition"), (iv) the public offering of Common Stock by the Company and the application of the net proceeds therefrom in September 1995 (the "1995 Stock Offering"), (v) the refinancing of the Company's prior credit facility with borrowings under the Credit Agreement,
(vi) the completion of the New Credit Agreement and (vii) the Note Offering and the Offerings contemplated hereby and the application of the net proceeds to the Company therefrom to repay indebtedness incurred under the Credit Agreement to finance the Masland Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1995. The following summary pro forma unaudited consolidated balance sheet data were prepared as if the completion of the New Credit Agreement, the Masland Acquisition, the Note Offering and the Offerings contemplated hereby and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition had occurred as of March 30, 1996. The following summary pro forma unaudited consolidated financial data do not purport to represent (i) the actual results of operations or financial condition of the Company had the Pro Forma Transactions occurred on the dates assumed or
(ii) the results to be expected in the future.


                                                                  AS OF OR              AS OF OR
                                                                   FOR THE               FOR THE
                                                             THREE MONTHS ENDED        YEAR ENDED
                                                               MARCH 30, 1996       DECEMBER 31, 1995
                                                             -------------------    -----------------
                                                                   (DOLLARS IN MILLIONS, EXCEPT
                                                             PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.................................................        $ 1,527.3             $ 5,708.0
Operating income..........................................             81.5                 327.1
Interest expense(1).......................................             29.5                 123.4
Net income................................................             28.2                 104.8
Net income per share......................................              .42                  1.55
BALANCE SHEET DATA:
Total assets..............................................        $ 3,700.6
Long-term debt............................................          1,238.4
Stockholders' equity......................................            885.5
OTHER DATA:
EBITDA(2).................................................        $   120.7             $   467.2
Depreciation and amortization.............................             39.2                 140.1
Capital expenditures......................................             41.8                 184.2
North American content per vehicle(3).....................              308                   285
European content per vehicle(4)...........................              107                   111
Ratio of EBITDA to interest expense(1)(2).................              4.1x                  3.8x
Ratio of earnings to fixed charges(5).....................              2.5x                  2.4x


- -------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $1.0 million and $3.7 million for the three months ended March 30, 1996 and the year ended December 31, 1995, respectively.
(2) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(3) "North American content per vehicle" is the Company's pro forma net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
(4) "European content per vehicle" is the Company's pro forma net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.
(5) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

                                  RISK FACTORS

     A potential investor should consider carefully all of the information contained in this Prospectus before deciding whether to purchase the Common Stock offered hereby and, in particular, should consider the following:

LEVERAGE


     A significant portion of the funds needed to finance the Company's recent acquisitions, including the Masland Acquisition and the AI Acquisition, were initially raised through borrowings. As a result, the Company has debt that is greater than its stockholders' equity and a significant portion of the Company's cash flow from operations will be used to service its debt obligations. As of March 30, 1996, after giving effect to the Pro Forma Transactions, the Company would have had total debt of $1,268.7 million and stockholders' equity of $885.5 million, producing a total capitalization of $2,154.2 million, so that total debt as a percentage of total capitalization would have been approximately 59%.


     The Company's leverage may have consequences, including the following: (i) the ability of the Company to obtain additional financing for working capital, capital expenditures and debt service requirements or other purposes may be impaired; (ii) the Company may be more highly leveraged than companies with which it competes, which may place it at a competitive disadvantage; (iii) because certain of the Company's obligations under the Credit Agreement and the New Credit Agreement bear interest at floating rates, an increase in interest rates could adversely affect the Company's ability to service its debt obligations; and (iv) the Company may be more vulnerable in the event of a downturn or disruption in its business or in the economy generally. If the Company is unable to generate sufficient cash flow to service its debt obligations, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

     In addition, the Credit Agreement and the New Credit Agreement, together with the Senior Subordinated Notes (as defined herein), the Subordinated Notes (as defined herein) and the Notes, contain or will contain various restrictive covenants including, among other things, financial covenants relating to the maintenance of minimum operating profit and net worth levels and interest coverage ratios as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans, liens, dividends and other restricted payments and asset sales. Such restrictions, together with the leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

NATURE OF AUTOMOTIVE INDUSTRY

     The Company's principal operations are directly related to domestic and foreign automotive vehicle production. Automobile sales and production are cyclical and can be affected by the strength of a country's general economy. In addition, automobile production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. A decline in automotive sales and production could result in a decline in the Company's results of operations or financial condition.

RELIANCE ON MAJOR CUSTOMERS AND SELECTED CAR MODELS

     Two of the Company's customers, General Motors and Ford, accounted for approximately 34% and 33%, respectively, of the Company's net sales during fiscal 1995. After giving effect to the Masland Acquisition, sales to General Motors and Ford will continue to represent a similar substantial portion of the Company's total sales. Although the Company has purchase orders from many of its customers, such purchase orders generally provide for supplying the customers' annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for manufacturing a specific quantity of products. In addition, certain of the Company's manufacturing and assembly plants are dedicated to a single customer's automotive assembly plant. The customer's decision to close any such plant would require the Company to obtain alternate supply agreements, relocate existing business to such facility or close such facility. To date, neither model discontinuances nor plant closings have had a material adverse effect on the Company because of the breadth of the Company's product lines and the ability of the Company to relocate its facilities with minimal capital expenditures. There can be no assurances that the Company's loss of business with respect to either a particular automobile model or a particular assembly plant would not have a material adverse effect on the Company's results of operations or financial condition in the future.

     There is substantial and continuing pressure from the major OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Management believes that the Company's ability to develop new products and to control its own costs, many of which are variable, will allow the Company to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins.

FOREIGN EXCHANGE RISK

     As a result of recent acquisitions and the Company's business strategy, which includes plans for the global expansion of its operations, a significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's results of operations and financial condition.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying, deterring or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Restated Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board of Directors. In addition, the Board of Directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. A director may be removed from office only for cause. These provisions could delay the replacement of a majority of the Board of Directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. Further, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined in such law. Certain current stockholders of the Company are not, by virtue of their current holdings, deemed to be "interested stockholders" under this statute. This statute also may delay, deter or prevent a change of control of the Company. See "Description of Capital Stock" for additional information regarding these and certain other anti-takeover provisions adopted by the Company.

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words 'anticipate,' 'believe,' 'estimate,' and 'expect' and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forward-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to (i) general economic conditions in the markets in which the Company operates, (ii) fluctuations in worldwide or regional automobile and light truck production, (iii) labor disputes involving the Company or its significant customers, and (iv) those items identified under "Risk Factors." Should one or more of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                                USE OF PROCEEDS


     All the net proceeds to the Company from the Offerings will be used to repay (i) indebtedness outstanding under the Credit Agreement, a portion of which was incurred to finance the Masland Acquisition, bearing a rate of interest as of June 1, 1996 of approximately 6.36% and/or (ii) indebtedness outstanding under the New Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LEA." The following table sets forth the high and low sale prices of the Common Stock as reported on the New York Stock Exchange for the fiscal periods indicated:


                                                                            HIGH        LOW
                                                                          ---------   --------
        1994:
          Second Quarter...............................................   $20   1/4   $16  1/4
          Third Quarter................................................    19   5/8    16
          Fourth Quarter...............................................    22   1/8    17
        1995:
          First Quarter................................................    20   7/8    16  5/8
          Second Quarter...............................................    24   1/4    17  7/8
          Third Quarter................................................    31   1/8    23
          Fourth Quarter...............................................    32   1/4    26  1/4
        1996:
          First Quarter................................................    34          25  1/4
          Second Quarter (through June 27).............................    39   1/4    27  1/2


     The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

     As of June 1, 1996, there were 249 holders of record of the outstanding Common Stock and the Company estimates that, at such date, there were approximately 6,400 beneficial holders.

     The Company has never paid dividends on its Common Stock. Any future payment of dividends is subject to the discretion of the Company's Board of Directors, which may consider the Company's earnings and financial condition and such other factors as it deems relevant. In addition, the Credit Agreement, the New Credit Agreement and the Indentures governing Lear's 11 1/4% Senior Subordinated Notes due 2000 (the "Senior Subordinated Notes") and 8 1/4% Subordinated Notes due 2002 (the "Subordinated Notes") presently contain, and the Indenture relating to the Notes will contain, certain restrictions on the Company's ability to pay dividends. The Company does not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 30, 1996, after giving effect on a pro forma basis to the Masland Acquisition, the incurrence of indebtedness under the Credit Agreement to finance such acquisition and the completion of the New Credit Agreement, and as adjusted to reflect the Note Offering and Offerings contemplated hereby and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Pro Forma Financial Data."


                                                                     AS OF MARCH 30, 1996
                                                            --------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL     PRO FORMA      AS ADJUSTED
                                                            --------    ---------      -----------
                                                                    (DOLLARS IN MILLIONS)
Short-term debt:
  Short-term borrowings..................................   $   17.3    $   17.3        $    17.3
  Current portion of long-term debt......................       12.0        13.0 (1)         13.0
                                                            ---------   ---------       ---------
     Total short-term debt...............................       29.3        30.3             30.3
                                                            ---------   ---------       ---------
Long-term debt, less current portion:
  Domestic revolving loans...............................      715.5     1,179.5 (2)        718.6(4)
  Industrial revenue bonds...............................       20.5        22.5 (1)         22.5
  Other..................................................       27.3        27.3             27.3
  11 1/4% Senior Subordinated Notes due 2000.............      125.0       125.0            125.0
  8 1/4% Subordinated Notes due 2002.....................      145.0       145.0            145.0
     % Subordinated Notes due 2006.......................         --          --            200.0(5)
                                                            ---------   ---------       ---------
     Total long-term debt, less current portion..........    1,033.3     1,499.3          1,238.4
                                                            ---------   ---------       ---------
Stockholders' equity:
  Common stock, par value $.01 per share; 150,000,000
     shares authorized, 56,589,288 shares issued
     (64,089,288 after adjustment for the Offerings).....         .6          .6               .6
  Additional paid-in capital.............................      562.9       570.5 (3)        835.9(6)
  Notes receivable from sale of Common Stock.............        (.9)        (.9)             (.9)
  Treasury stock, 10,230 shares of Common Stock..........        (.1)        (.1)             (.1)
  Retained earnings......................................       68.0        68.0             68.0
  Cumulative translation adjustment......................      (14.5)      (14.5)           (14.5)
  Minimum pension liability..............................       (3.5)       (3.5)            (3.5)
                                                            ---------   ---------       ---------
     Total stockholders' equity..........................      612.5       620.1            885.5
                                                            ---------   ---------       ---------
       Total capitalization..............................   $1,675.1    $2,149.7        $ 2,154.2
                                                            =========   =========       =========
OTHER DATA:
  Debt to total capitalization...........................       63.4%       71.2 %           58.9%


- -------------------------
(1) Reflects debt assumed in connection with the Masland Acquisition.

(2) Reflects borrowings under the Credit Agreement of (i) $377.3 million to acquire all of the outstanding common stock of Masland and retire certain stock options of Masland in connection with the Masland Acquisition, (ii) $75.7 million to retire certain debt assumed in connection with the Masland Acquisition, and (iii) $11 million to pay estimated fees and expenses related to the Masland Acquisition and the New Credit Agreement. In connection with the Masland Acquisition, the Company incurred $300 million of indebtedness under the New Credit Agreement, the proceeds of which were used to repay borrowings under the Credit Agreement.

(3) Reflects the issuance of options originally granted under the Masland Corporation 1993 Stock Option Plan which were converted into options to purchase Common Stock in connection with the Masland Acquisition.


(4) Reflects the application of the net proceeds from the Offerings of $265.4 million and the Note Offering of $195.5 million.


(5) Reflects the issuance of $200 million aggregate principal amount of the Notes.


(6) Reflects the issuance of 7,500,000 shares of Common Stock in the Offerings at $36 5/8 per share, net of $9.3 million in estimated fees and expenses.

                            PRO FORMA FINANCIAL DATA

     The following pro forma unaudited consolidated statements of operations of the Company for the three months ended March 30, 1996 and for the year ended December 31, 1995 were prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland pursuant to the Credit Agreement), (ii) the AI Acquisition (including the refinancing of certain debt of AI pursuant to the Credit Agreement), (iii) the Plastifol Acquisition, (iv) the 1995 Stock Offering, (v) the refinancing of the Company's prior credit facility with borrowings under the Credit Agreement (vi) the completion of the New Credit Agreement and (vii) the Note Offering and the Offerings contemplated hereby and the application of the net proceeds to the Company therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1995.

     The following pro forma unaudited consolidated balance sheet (collectively with the pro forma unaudited consolidated statements of operations, the "Pro Forma Statements") was prepared as if the Masland Acquisition, the completion of the New Credit Agreement, and the Note Offering and the Offerings contemplated hereby and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition had occurred as of March 30, 1996.

     The Pro Forma Statements do not purport to represent (i) the actual results of operations or financial position of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.

     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements of the Company, Masland and AI, including the notes thereto, and the other financial information pertaining to the Company, Masland and AI, including the information set forth in "Capitalization" and related notes thereto, included elsewhere or incorporated by reference in this Prospectus.

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                       THREE MONTHS ENDED MARCH 30, 1996


                                                                                 OPERATING AND
                                                       LEAR         MASLAND        FINANCING
                                                    HISTORICAL   HISTORICAL(1)    ADJUSTMENTS      PRO FORMA
                                                    ----------   -------------   -------------     ---------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales..........................................  $ 1,405.8      $ 122.5          $(1.0)(2)     $1,527.3
Cost of sales......................................    1,285.2         99.1           (1.0)(2)      1,383.3
                                                    ----------     --------       --------         --------
Gross profit.......................................      120.6         23.4             --            144.0
Selling, general and administrative expenses.......       43.3         10.0             --             53.3
Amortization.......................................        7.3           .6            1.3(3)           9.2
                                                    ----------     --------       --------         --------
Operating income...................................       70.0         12.8           (1.3)            81.5
Interest expense...................................       24.4          1.1            4.0(4)          29.5
Other expense, net.................................        3.1           .7             --              3.8
                                                    ----------     --------       --------         --------
Income before income taxes.........................       42.5         11.0           (5.3)            48.2
Income taxes.......................................       16.7          4.7           (1.4)(5)         20.0
                                                    ----------     --------       --------         --------
Net income.........................................  $    25.8      $   6.3          $(3.9)        $   28.2
                                                    ==========     ========       ========         ========
Net income per share...............................  $     .43                                     $    .42
Weighted average shares outstanding (in
  millions)........................................       60.0                         7.7(6)          67.7
EBITDA(7)..........................................  $   103.2                                     $  120.7

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995


                                                                                     OPERATING AND
                                         LEAR            AI            MASLAND         FINANCING
                                      HISTORICAL    PRO FORMA(8)    HISTORICAL(1)     ADJUSTMENTS      PRO FORMA
                                      ----------    ------------    -------------    -------------     ---------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales............................  $ 4,714.4       $523.7          $ 473.2          $  (3.3)(2)    $5,708.0
Cost of sales........................    4,311.3        428.9            392.8             (3.3)(2)     5,129.7
                                       ---------       ------          -------         --------        --------
Gross profit.........................      403.1         94.8             80.4               --           578.3
Selling, general and
  administrative expenses............      139.0         36.5             39.3               --           214.8
Amortization.........................       19.3          9.5              2.3              5.3(3)         36.4
                                       ---------       ------          -------         --------        --------
Operating income.....................      244.8         48.8             38.8             (5.3)          327.1
Interest expense.....................       75.5         14.0              3.9             30.0(4)        123.4
Other expense, net...................       12.0           --              3.4               --            15.4
                                       ---------       ------          -------         --------        --------
Income before income taxes...........      157.3         34.8             31.5            (35.3)          188.3
Income taxes.........................       63.1         16.8             14.1            (10.5)(5)        83.5
                                       ---------       ------          -------         --------        --------
Income before extraordinary items....       94.2         18.0             17.4            (24.8)          104.8
                                       ---------       ------          -------         --------        --------
Extraordinary loss on early
  extinguishment of debt.............        2.6           --               --             (2.6)(9)          --
                                       ---------       ------          -------         --------        --------
Net income...........................  $    91.6       $ 18.0          $  17.4          $ (22.2)       $  104.8
                                       =========       ======          =======         ========        ========
Net income per share.................  $    1.74                                                       $   1.55
Weighted average shares outstanding
  (in millions)......................       52.6                                           15.0(6)         67.6
EBITDA(7)............................  $   336.8                                                       $  467.2


- -------------------------
 (1) The Masland historical information represents amounts derived from (i) the unaudited results of operations for the three months ended March 29, 1996 and (ii) with respect to the year ended December 31, 1995, the audited results of operations for Masland's fiscal year ended June 30, 1995 and its unaudited results of operations for the six month periods ending December 29, 1995 and December 30, 1994.

 (2) Reflects the elimination of net sales from Masland to the Company.

 (3) The adjustment to amortization represents the following:

                                                              THREE MONTHS ENDED        YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    ------------------
                                                                       (DOLLARS IN MILLIONS)
     Amortization of goodwill from the Masland
       Acquisition..........................................        $  1.9                $  7.6
     Elimination of the historical goodwill amortization of
       Masland..............................................           (.6)                 (2.3)
                                                                    ------                ------
                                                                    $  1.3                $  5.3
                                                                    ======                ======

 (4) Reflects interest expense changes as follows:


                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    -----------------
                                                                       (DOLLARS IN MILLIONS)
     Reduction of interest due to application of the
       proceeds from the Offerings..........................        $ (4.4)              $ (18.6)
     Reduction of interest due to application of the
       proceeds of the 1995 Stock Offering..................            --                 (14.7)
     Reduction in interest due to application of the
       proceeds from the Note Offering to repay indebtedness
       incurred under the Credit Agreement..................          (3.3)                (14.0)
     Estimated interest on the Notes at 9 3/8%..............           4.7                  18.8
     Estimated interest on borrowings to finance
       the AI Acquisition...................................            --                  39.6
     Elimination of interest on AI debt refinanced..........            --                 (12.6)
     Estimated interest on borrowings to finance the Masland
       Acquisition..........................................           7.6                  32.4
     Elimination of interest on Masland debt refinanced.....          (1.1)                 (3.8)
     Other changes in interest expense, commitment fees and
       amortization of deferred finance fees due to the Note
       Offering, the New Credit Agreement, and the
       refinancing of the prior credit facility with the
       Credit Agreement.....................................            .5                   2.9
                                                                    ------                ------
                                                                    $  4.0               $  30.0
                                                                    ======                ======


 (5) Reflects the income tax effects of the operating and financing adjustments.

 (6) The adjustment to weighted average shares outstanding represents the following:

                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    -----------------
     Effect of the issuance of 7.5 million shares pursuant
       to the Offerings.....................................          7.5                   7.5
     Effect of the issuance of 10.0 million shares pursuant
       to the 1995 Stock Offering...........................           --                   7.3
     Conversion of certain Masland stock options into Lear
       stock options in connection with the Masland
       Acquisition..........................................           .2                    .2
                                                                     ----                  ----
                                                                      7.7                  15.0
                                                                     ====                  ====

 (7) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

 (8) The AI Pro Forma information reflects (i) AI historical unaudited results of operations for the period from January 1, 1995 through August 17, 1995, the date on which AI was acquired by the Company; (ii) the unaudited historical results of operations of Plastifol from January 1, 1995 through the date of the AI Acquisition and (iii) adjustments to reflect interest on borrowings by AI to finance the Plastifol Acquisition, amortization of goodwill and the related income tax effects of such adjustments. The results from operations of AI for the three months ended March 30, 1996 and for the period subsequent to August 17, 1995 are included in the historical results of the Company.

 (9) Reflects the elimination of the extraordinary loss on refinancing of the prior credit facility. Such loss would have been incurred in a prior period had the Pro Forma Transactions taken place as of the beginning of the periods presented.

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 30, 1996


                                                                                              OPERATING
                                                                         ACQUISITION AND         AND
                                                LEAR        MASLAND        VALUATION OF       FINANCING
                                             HISTORICAL    HISTORICAL       MASLAND(1)       ADJUSTMENTS     PRO FORMA
                                             ----------    ----------    ----------------    -----------     ---------
                                                                       (DOLLARS IN MILLIONS)
                        ASSETS
Current Assets:
  Cash and cash equivalents...............    $   21.6       $ 14.0          $ (463.0)         $ 463.0(2)    $   35.6
  Accounts receivable, net................       879.0         63.4                --               --          942.4
  Inventories.............................       178.9         18.8                --               --          197.7
  Other current assets....................       178.4         28.7                --               --          207.1
                                              --------       ------          --------          -------       --------
                                               1,257.9        124.9            (463.0)           463.0        1,382.8
                                              --------       ------          --------          -------       --------
Property, plant and equipment, net........       648.4        114.7                --               --          763.1
Goodwill and other intangibles, net.......     1,093.5          6.9             296.1               --        1,396.5
Other.....................................       122.4         30.3                --              5.5(3)       158.2
                                              --------       ------          --------          -------       --------
                                              $3,122.2       $276.8          $ (166.9)         $ 468.5       $3,700.6
                                              ========       ======          ========          =======       ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term borrowings...................    $   17.3       $  6.9          $   (6.9)         $    --       $   17.3
  Accounts payable and drafts.............       881.7         41.1                --               --          922.8
  Accrued liabilities.....................       395.0         24.6                --               --          419.6
  Current portion of long-term debt.......        12.0          1.0                --               --           13.0
                                              --------       ------          --------          -------       --------
                                               1,306.0         73.6              (6.9)              --        1,372.7
                                              --------       ------          --------          -------       --------
Long-Term Liabilities:
  Long-term debt..........................     1,033.3         70.8             (68.8)           203.1(4)     1,238.4
  Deferred national income taxes..........        36.7          7.6                --               --           44.3
  Other...................................       133.7         26.0                --               --          159.7
                                              --------       ------          --------          -------       --------
                                               1,203.7        104.4             (68.8)           203.1        1,442.4
                                              --------       ------          --------          -------       --------
Stockholders' Equity......................       612.5         98.8             (91.2)           265.4(5)       885.5
                                              --------       ------          --------          -------       --------
                                              $3,122.2       $276.8          $ (166.9)         $ 468.5       $3,700.6
                                              ========       ======          ========          =======       ========


- -------------------------

(1) Assumes a purchase price of $473.6 million which consists of (i) $384.9 million to acquire all of the common stock of Masland ($377.3 million to purchase outstanding shares and $7.6 million in connection with the retirement of certain stock options of Masland in connection with the Masland Acquisition), (ii) the assumption of all of Masland's existing indebtedness ($78.7 million as of March 29, 1996) and (iii) $10.0 million to pay estimated fees and expenses related to the Masland Acquisition. The Masland Acquisition was accounted for using the purchase method of accounting and the total purchase cost was allocated first to assets and liabilities based on their respective fair values, with the remainder ($296.1 million) allocated to goodwill. The adjustment to stockholders' equity reflects the elimination of Masland's equity along with the issuance of options originally granted under the Masland Corporation 1993 Stock Option Plan which were converted into options to purchase Common Stock in connection with the Masland Acquisition. The allocation of the purchase price above is based on historical costs and management's estimates which may differ from the final allocation.


(2) Reflects proceeds of borrowings under the Credit Agreement of $463.0 million.

(3) Reflects the capitalization of fees incurred in establishing the New Credit Agreement of $1.0 million, and fees incurred in connection with the Note Offering of $4.5 million.

(4) Reflects the effects of the Pro Forma Transactions as follows:


    Borrowings under the Credit Agreement to finance the Masland Acquisition.................   $ 463.0
    Issuance of the Notes....................................................................     200.0
    Borrowings under the Credit Agreement to pay fees and expenses incurred in establishing
      the New Credit Agreement and in the Note Offering......................................       5.5
    Application of the net proceeds of the Offerings.........................................    (265.4)
    Application of the proceeds of the Note Offering.........................................    (200.0)
                                                                                                -------
                                                                                                $ 203.1
                                                                                                =======


(5) Reflects the net proceeds of the Offerings.

                     SELECTED FINANCIAL DATA OF THE COMPANY

     The following income statement and balance sheet data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the fiscal years ended December 31, 1995, 1994 and 1993 and June 30, 1993, 1992 and 1991 have been audited by Arthur Andersen LLP. Effective December 31, 1993, the Company changed its fiscal year end from June 30 to December 31. The consolidated financial statements of the Company for the three months ended March 30, 1996 and April 1, 1995 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                LEAR CORPORATION

                                    AS OF OR FOR THE
                                   THREE MONTHS ENDED                           AS OF OR FOR THE YEAR ENDED
                                   -------------------    -----------------------------------------------------------------------
                                   MARCH 30,  APRIL 1,    DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  JUNE 30,  JUNE 30,   JUNE 30,
                                     1996       1995          1995          1994          1993        1993      1992       1991
                                   ---------  --------    ------------  ------------  ------------  --------  --------   --------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales......................... $1,405.8   $1,043.5      $4,714.4      $3,147.5      $1,950.3    $1,756.5  $1,422.7   $1,085.3
Gross profit......................    120.6       76.6         403.1         263.6         170.2       152.5     115.6      101.4
Selling, general and
  administrative expenses.........     43.3       25.8         139.0          82.6          62.7        61.9      50.1       41.6
Incentive stock and other
  compensation expense(1).........       --         --            --            --          18.0          --        --        1.3
Amortization......................      7.3        3.1          19.3          11.4           9.9         9.5       8.7       13.8
                                   --------   --------      --------      --------      --------    --------  --------   --------
Operating income..................     70.0       47.7         244.8         169.6          79.6        81.1      56.8       44.7
Interest expense(2)...............     24.4       14.2          75.5          46.7          45.6        47.8      55.2       61.7
Other expense, net(3).............      3.1        2.1          12.0           8.1           9.2         5.4       5.8        2.2
                                   --------   --------      --------      --------      --------    --------  --------   --------
Income (loss) before income taxes
  and extraordinary items.........     42.5       31.4         157.3         114.8          24.8        27.9      (4.2)     (19.2)
Income taxes......................     16.7       14.4          63.1          55.0          26.9        17.8      12.9       14.0
                                   --------   --------      --------      --------      --------    --------  --------   --------
Net income (loss) before
  extraordinary items.............     25.8       17.0          94.2          59.8          (2.1)       10.1     (17.1)     (33.2)
Extraordinary items(4)............       --         --           2.6            --          11.7          --       5.1         --
                                   --------   --------      --------      --------      --------    --------  --------   --------
Net income (loss)................. $   25.8   $   17.0      $   91.6      $   59.8      $  (13.8)   $   10.1  $  (22.2)  $  (33.2)
                                   ========   ========      ========      ========      ========    ========  ========   ========
Net income (loss) per share before
  extraordinary items............. $    .43   $    .34      $   1.79      $   1.26      $   (.06)   $    .25  $   (.62)  $  (2.01)
Net income (loss) per share....... $    .43   $    .34      $   1.74      $   1.26      $   (.39)   $    .25  $   (.80)  $  (2.01)
Weighted average shares
  outstanding (in millions)(5)....     60.0       49.4          52.6          47.6          35.5        40.0      27.8       16.5
BALANCE SHEET DATA:
Current assets.................... $1,257.9   $  904.3      $1,207.2      $  818.3      $  433.6    $  325.2  $  282.9   $  213.8
Total assets......................  3,122.2    1,797.9       3,061.3       1,715.1       1,114.3       820.2     799.9      729.7
Current liabilities...............  1,306.0      956.8       1,276.0         981.2         505.8       375.0     344.2      287.1
Long-term debt....................  1,033.3      519.9       1,038.0         418.7         498.3       321.1     348.3      386.7
Common stock subject to limited
  redemption rights, net..........       --         --            --            --          12.4         3.9       3.5        1.8
Stockholders' equity..............    612.5      217.1         580.0         213.6          43.2        75.1      49.4        4.4
OTHER DATA:
EBITDA(6)......................... $  103.2   $   66.1      $  336.8      $  225.7      $  122.2    $  121.8  $   91.8   $   81.4
Capital expenditures.............. $   33.7   $   23.6      $  110.7      $  103.1      $   45.9    $   31.6  $   27.9   $   20.9
Number of facilities(7)...........      116         82           107            79            61          48        45         40
North American content per
  vehicle(8)...................... $    274   $    182      $    227      $    169      $    112    $     98  $     94   $     84
European content per vehicle(9)... $    107   $     78      $    102      $     48      $     38    $     37  $     21   $     11
Ratio of EBITDA to interest
  expense(2)(6)...................      4.2x       4.7x          4.5x          4.8x          2.7x        2.6x      1.7x       1.3x
Ratio of earnings to fixed
  charges(10).....................      2.5x       2.9x          2.9x          3.2x          1.5x        1.5x       --         --
Fixed charges in excess of
  earnings(10).................... $     --   $     --      $     --      $     --      $     --    $     --  $    6.5   $   20.7

- -------------------------
 (1) Includes a one-time charge of $18.0 million, of which $14.5 million was non-cash, for the year ended December 31, 1993 for incentive stock and other compensation expense.
 (2) Interest expense includes non-cash charges for amortization of deferred financing fees of $.8 million, $.6 million, $2.7 million, $2.4 million, $2.6 million, $3.0 million, $3.2 million and $4.1 million for the three months ended March 30, 1996 and April 1, 1995, and for the years ended December 31, 1995, 1994 and 1993, and the fiscal years ended June 30, 1993, 1992 and 1991.
 (3) Consists of foreign currency exchange gain or loss, minority interest in net income (loss) of subsidiaries, equity (income) loss of affiliates, state and local taxes and other expense.
 (4) The extraordinary items resulted from the prepayment of debt.
 (5) Weighted average shares outstanding is calculated on a fully-diluted basis.
 (6) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operations as determined by generally accepted accounting principles.
 (7) Includes facilities operated by the Company's less than majority-owned affiliates and facilities under construction.
 (8) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
 (9) "European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.
(10) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

RESULTS OF OPERATIONS

     Lear's sales have grown rapidly, both internally and through acquisitions, from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $4.7 billion in the year ended December 31, 1995, a compound annual growth rate of approximately 33%. As a result of this growth, the Company has experienced substantial upfront costs for new programs and new facilities. Such expenses consist of administrative expenses and engineering and design expenses for new seating programs, including pre-production expenses and inefficiencies incurred until the customer reaches normal operating levels. The Company expenses such non-recurring pre-production expenses as they are incurred.

     The following chart shows operating results of the Company by principal geographic area.

                          GEOGRAPHIC OPERATING RESULTS

                                         THREE MONTHS ENDED                       YEAR ENDED
                                       -----------------------   --------------------------------------------
                                       MARCH 30,     APRIL 1,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                         1996          1995          1995            1994            1993
                                       ---------     ---------   ------------    ------------    ------------
                                                               (DOLLARS IN MILLIONS)
NET SALES:
United States and Canada............   $  916.6      $   714.4     $3,108.0        $2,378.7        $1,357.0
Europe..............................      382.9          276.5      1,325.4           572.5           403.8
Mexico and other....................      106.3           52.6        281.0           196.3           189.5
                                       --------      ---------   ----------      ----------      ----------
  Net sales.........................   $1,405.8      $ 1,043.5     $4,714.4        $3,147.5        $1,950.3
                                       ========      =========   ==========      ==========      ==========
OPERATING INCOME (LOSS):
United States and Canada............   $   56.7      $    44.6     $  204.8        $  155.6        $   86.9
Europe..............................        9.4             .1         26.5             4.4            (9.6)
Mexico and other....................        3.9            3.0         13.5             9.6            20.3
Unallocated corporate expense(1)....         --             --           --              --           (18.0)
                                       --------      ---------   ----------      ----------      ----------
  Operating income..................   $   70.0      $    47.7     $  244.8        $  169.6        $   79.6
                                       ========      =========   ==========      ==========      ==========

- -------------------------
(1) Unallocated corporate expense consists of incentive stock option expense and other one-time compensation expense.

Three Months Ended March 30, 1996 Compared With Three Months Ended April 1, 1995

     Net sales of $1,405.8 million in the quarter ended March 30, 1996 surpassed the first quarter of 1995 by $362.3 million or 34.7%. Sales as compared to prior year benefited primarily from the acquisition of AI in August, 1995 and new business in North America.

     Net sales in the United States and Canada of $916.6 million in the first quarter of 1996 exceeded the comparable period in the prior year by $202.2 million or 28.3%. Sales in the current quarter benefited from the contribution of $175.4 million in sales from the AI Acquisition and new Ford passenger car and Chrysler and Ford truck programs introduced within the past twelve months. Partially offsetting the increase in sales was a downturn in production build schedules on mature seat programs by domestic automotive manufacturers and the impact of a General Motors work stoppage in March, 1996.

     Net sales in Europe of $382.9 million increased in the first quarter of 1996 as compared to the first quarter of 1995 by $106.4 million or 38.5%. Sales in the quarter ended March 30, 1996 benefited from $42.7 million in sales from the AI Acquisition, additional volume on carryover programs in Italy and favorable exchange rate fluctuations in Sweden, Germany and Italy.

     Net sales of $106.3 million in the first quarter of 1996 in the Company's remaining geographic regions, consisting of Mexico, the Pacific Rim, South Africa and South America, surpassed the first quarter of the prior year by $53.7 million or 102.1%. Sales in the current quarter benefited from increased Chrysler truck and General Motors passenger car activity in Mexico and from new business operations in Australia, South America and South Africa.

     Gross profit (net sales less cost of sales) and gross margin (gross profit as a percentage of net sales) were $120.6 million and 8.6% for the first quarter of 1996 as compared to $76.6 million and 7.3% in 1995. Gross profit in the current quarter benefited from the acquisition of AI, the overall growth in sport utility and light truck seat programs in North America and increased sales activity on seat programs in Europe and Mexico.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 3.1% for the quarter ended March 30, 1996 as compared to 2.5% a year earlier. Actual expenditures and the percentage increased in comparison to prior year due to the inclusion of AI's operating expenses and increased U.S. and European engineering and administrative expenses in support of expansion of existing and potential business opportunities.

     Operating income and operating margin (operating income as a percentage of net sales) were $70.0 million and 5.0% for the first quarter of 1996 as compared to $47.7 million and 4.6% for the first quarter of 1995. For the quarter ended March 30, 1996, operating income benefited from the acquisition of AI, increased market demand on new and ongoing sport utility and light truck seat programs in North America and improved performance at the Company's European and Mexican operations. Partially offsetting the increase in operating income were engineering and administrative support expenses, preproduction and facility costs for new seat programs to be introduced globally within the next twelve months and the adverse impact of the General Motors work stoppage. Non-cash depreciation and amortization charges were $33.2 million and $18.4 million for the first quarter of 1996 and 1995, respectively.

     Interest expense for the first quarter of 1996 increased by $10.2 million from the comparable period in the prior year largely as a result of interest incurred on additional debt utilized to finance the AI Acquisition.

     Other expenses for the three months ended March 30, 1996, which include state and local taxes, foreign exchange, equity income of non-consolidated affiliates and other non-operating expenses, increased in comparison to prior year due to increased state and local taxes associated with the AI Acquisition.

     Net income for the first quarter of 1996 was $25.8 million, or $.43 per share, as compared to $17.0 million, or $.34 per share, in the prior year first quarter. The provision for income taxes in the current quarter was $16.7 million, or an effective tax rate of 39.3%, as compared to $14.4 million, or an effective tax rate of 45.9% in the previous year. The decline in the effective tax rate is primarily due to changes in operating performance and related income levels among the various tax jurisdictions. Earnings per share increased in 1996 by 26.5% despite the impact of the General Motors work stoppage, estimated to be approximately $.10 per share, and an increase in the number of shares outstanding of approximately 10.6 million shares.

Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

     Net sales of $4,714.4 million in the year ended December 31, 1995 represented the Company's fourteenth consecutive year of record sales and increased by $1,566.9 million or 49.8% over net sales for the year ended December 31, 1994. Net sales in the current year benefited from the acquisitions of Automotive Industries on August 17, 1995 and the Fiat Seat Business on December 15, 1994 which together accounted for $795.3 million of the increase. Further contributing to the growth in sales were incremental volumes on new seating programs in North America and increased production in Europe.

     Gross profit and gross margin were $403.1 million and 8.6% in 1995 as compared to $263.6 million and 8.4% in 1994. Gross profit in the current year benefited from the overall increase in North American and European sales activity, the acquisitions of AI and FSB, and production of certain new seat programs in the United States and Mexico. Partially offsetting the increase in gross profit were new program start-up expenses of $32.1 million versus $23.1 million in the prior year, and costs associated with new business opportunities in the Pacific Rim, South America and South Africa.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 2.9% in 1995 as compared to 2.6% in the previous year. Actual expenditures in 1995 increased in comparison to prior year primarily due to the inclusion of AI and FSB engineering and administrative expenses in 1995. In addition, research and development costs increased at the United States and European customer focused technical centers in support of existing and potential business opportunities.

     Operating income and operating margin were $244.8 million and 5.2% in the year ended December 31, 1995 as compared to $169.6 million and 5.4% in the year ended December 31, 1994. The increase in operating income was primarily due to increased volumes on new and existing light truck seating programs, improved performance at the Company's European operations and the incremental operating income derived from acquisitions. Partially offsetting the increase in operating income and contributing to the decline in operating margins were design and development costs associated with the expansion of business and program start-up expenses for new seat programs to be introduced worldwide within the next twelve months. Also contributing to the decline in operating margin were the increased sales in Europe caused by the FSB which had lower margins. Non-cash depreciation and amortization charges were $92.0 million and $56.1 million for the years ended December 31, 1995 and 1994, respectively.

     Interest expense in the year ended December 31, 1995 increased in comparison to prior year as a result of interest incurred on additional debt utilized to finance the AI and FSB acquisitions as well as higher interest rates in 1995 under the Company's senior credit facility.

     Other expenses in 1995 increased in comparison to prior year as foreign exchange losses incurred at the Company's North American and European operations, along with increased state and local taxes associated with the AI Acquisition, more than offset income derived from joint ventures accounted for under the equity method.

     Net income for the year ended December 31, 1995 was $91.6 million, or $1.74 per share, as compared to $59.8 million, or $1.26 per share in the year ended December 31, 1994. The provision for income taxes in fiscal 1995 was $63.1 million, or an effective tax rate of 40.1%, versus $55.0 million and 47.9% for the previous year. The decrease in rate is largely the result of changes in operating performance and related income levels among the various tax jurisdictions. Earnings per share increased in 1995 by 38.1% despite an increase in the number of shares outstanding and an extraordinary loss of $2.6 million ($.05 per share) for the early retirement of debt.

  United States and Canadian Operations

     Net sales in the United States and Canada were $3,108.0 million and $2,378.7 million in the years ended December 31, 1995 and 1994, respectively. Sales in 1995 benefited from new Ford and General Motors passenger car programs, the contribution of $248.1 million in sales from the AI Acquisition and incremental volume on light truck seating for previously existing programs.

     Operating income and operating margin were $204.8 million and 6.6% in 1995 as compared to $155.6 million and 6.5% in 1994. Operating income in 1995 increased primarily due to increased volumes at certain of the Company's car and light-truck seating facilities, the benefits derived from the AI Acquisition and increased productivity and cost reduction programs at existing seat and seat component facilities. Partially offsetting this increase in operating margin were engineering and administrative support expenses along with preproduction costs at new business operations.

  European Operations

     Net sales in Europe were $1,325.4 million in the year ended December 31, 1995 and $572.5 million in the year ended December 31, 1994. Sales in the current year benefited from $547.2 million in sales from the FSB and AI acquisitions, incremental volume on existing programs in Sweden and England and favorable exchange rate fluctuations in Germany and Sweden.

     Operating income and operating margin were $26.5 million and 2.0% in 1995 as compared to $4.4 million and 0.8% in 1994. Operating income in 1995 benefited from incremental volume on mature Scandinavian and

German seat programs and the benefits derived from the FSB and AI Acquisitions. Partially offsetting the increase in operating income were engineering, preproduction and facility costs associated with the start-up of a new seat program in Germany.

  Mexico and other Operations

     Net sales of $281.0 million in 1995 in the Company's remaining geographic regions, consisting of Mexico, the Pacific Rim, South Africa and South America, increased by $84.7 million or 43.1% as compared to $196.3 million in the comparable period in the prior year. Sales in the year ended December 31, 1995 benefited from the overall growth in Mexican sales activity, including the production of new General Motors and Ford passenger car and truck seat programs. Further contributing to the increase in sales was the addition of new business operations in Australia, South Africa, Brazil and Argentina.

     Operating income and operating margin were $13.5 million and 4.8% in the year ended December 31, 1995 and $9.6 million and 4.9% in the previous year. The increase in operating income was largely the result of the benefits derived from increased market demand for new and ongoing seat programs in Mexico. Partially offsetting the increase in operating income were engineering and preproduction costs for recently opened manufacturing facilities in the Pacific Rim, South Africa and South America.

Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

     Net sales of $3,147.5 million in the year ended December 31, 1994 represented the thirteenth consecutive year of record sales and surpassed sales of $1,950.3 million in the year ended December 31, 1993 by $1,197.2 million or 61.4%. Sales in 1994 benefited from internal growth from new programs and increased seat content per vehicle, higher automotive production in the United States and Europe and the NAB Acquisition, which accounted for $421.0 million of the increase.

     Gross profit and gross margin were $263.6 million and 8.4%, respectively, in the year ended December 31, 1994 as compared to $170.2 million and 8.7%, respectively, in the year ended December 31, 1993. Gross profit in 1994 surpassed gross profit in 1993 due to the benefit of higher sales volume, including the effect of the NAB Acquisition and the Company's cost reduction programs. Partially offsetting the increase in gross profit were $23.1 million of expense for engineering and pre-production costs for new facilities in the United States, Canada and Europe, lower margin contribution in Mexico and the $3.9 million increase in post-retirement health care expenses (SFAS 106).

     Selling, general and administrative expenses as a percentage of net sales declined to 2.6% for the year ended December 31, 1994 as compared to 3.2% in the prior year. The increase in actual expenditures was largely the result of administrative support expenses and research and development costs associated with the expansion of domestic and foreign business and expenses related to new business opportunities.

     Operating income and operating margin were $169.6 million and 5.4%, respectively, in the year ended December 31, 1994 and $79.6 million and 4.1%, respectively, in the year ended December 31, 1993. The 113.1% increase in operating income was attributable to the benefits of higher sales volume, including the effect of the NAB Acquisition, non-recurring incentive stock and other compensation expense of $18.0 million in 1993 and the Company's cost reduction programs. Partially offsetting the increase in operating income were new facility and engineering costs for future seat programs, reduced margins in Mexico and the effect of the adoption of SFAS 106. Non-cash depreciation and amortization charges were $56.1 million and $42.6 million, respectively, for the years ended December 31, 1994 and 1993.

     Other expense for the year ended December 31, 1994, including state and local taxes, foreign exchange gains and losses, minority interests and equity in income of affiliates, decreased in comparison to the prior year as the non-recurring write-off of equipment associated with a discontinued program in Germany and non-seating related assets in the United States, along with a foreign exchange gain, offset state and local tax expense associated with the NAB Acquisition. Interest expense in 1994 increased in relation to 1993 as additional debt incurred to finance the NAB Acquisition and higher short-term interest expense in Europe offset the benefits derived from the refinancing of subordinated debt at a lower interest rate and the Company's initial public offering of Common Stock in April 1994.

     Net income for the year ended December 31, 1994 was $59.8 million, or $1.26 per share, as compared to a net loss of $13.8 million, or $.39 per share, realized in the year ended December 31, 1993. The net income of $59.8 million in 1994 reflects a $55.0 million provision for national income taxes of which $26.0 million relates to foreign operations. Further contributing to the improvement in 1994 net income was the extraordinary expense in 1993 of $11.7 million for the early extinguishment of debt.

  United States and Canadian Operations

     Net sales in the United States and Canada increased by 75.3% from $1,357.0 million in the year ended December 31, 1993 to $2,378.7 million for the year ended December 31, 1994. Sales for the year ended December 31, 1994 benefited from the full year contribution of the NAB Acquisition, vehicle production increases on mature seating programs, incremental volume on new Chrysler truck, Ford truck and Ford passenger car programs and sales generated by a lead vendor program under which the Company assumed management of components for a seat program with Ford.

     Operating income and operating margin were $155.6 million and 6.5%, respectively, in the year ended December 31, 1994 and $86.9 million and 6.4%, respectively, in the year ended December 31, 1993. Operating income and operating margin in 1994 as compared to the prior year benefited from the NAB Acquisition, the overall increase in vehicle production and cost reduction programs which offset new program costs for new facilities, administrative expenses associated with the expansion of business and increased research and development expenses.

  European Operations

     Net sales in Europe increased by 41.8% to $572.5 million for the year ended December 31, 1994 compared to $403.8 million for the year ended December 31, 1993. The sales increase was due primarily to the addition of new seat programs in Germany and England and vehicle production increases on established programs in Germany, Sweden and Austria.

     Operating income in Europe was $4.4 million in the fiscal year ended December 31, 1994 compared to an operating loss of $9.6 million sustained in the year ended December 31, 1993. Operating income in 1994 as compared to the prior year benefited from the higher sales levels and cost reduction programs at existing seat and seat component facilities. Partially offsetting the increase in operating income were incremental costs associated with the start-up of a new seat facility in England and the introduction of a replacement component program within an established facility in Germany.

  Mexican Operations

     Net sales in Mexico were $196.3 million in the year ended December 31, 1994 and $189.5 million in the year ended December 31, 1993. Sales for the year ended December 31, 1994 surpassed the prior year due to new Chrysler truck and Ford passenger car seat programs and incremental volume on mature Ford programs. Partially offsetting the increase in net sales was the product phase out of a mature truck program and participation in customer cost reduction programs.

     Operating income and operating margin in Mexico were $10.2 million and 5.2%, respectively, in the year ended December 31, 1994 and $20.3 million and 10.7%, respectively, in the prior year. Operating income and operating margin in 1994 declined in relation to the prior year as a result of the Company's participation in customer cost reduction programs and costs associated with the introduction of replacement products at new and established facilities.

LIQUIDITY AND CAPITAL RESOURCES

     On August 17, 1995, the Company entered into a secured revolving credit agreement with a syndicate of financial institutions (the "Credit Agreement") providing for borrowings in the principal amount of up to $1.5 billion. Borrowings under the Credit Agreement have been used to finance the AI and Masland Acquisitions, to refinance certain existing indebtedness of AI and Masland at the time of their acquisition by

Lear, to refinance the Company's prior $500 million credit facility and for general corporate purposes. As of March 30, 1996, after giving pro forma effect to the Masland Acquisition, the incurrence of indebtedness under the New Credit Agreement (described below) to repay indebtedness under the Credit Agreement incurred in connection with the Masland Acquisition, and the Note Offering and the Offerings and the application of the net proceeds therefrom, the Company would have had $474.7 million outstanding under the Credit Agreement ($56.1 million of which was outstanding under letters of credit), with $1,000.3 million unused and available. In addition the Company would have had $40.8 million of long term debt outstanding with various governmental authorities, banks and other financial institutions as well as $470.0 million of subordinated debt.



     On June 27, 1996, the Company entered into a second revolving credit agreement with a syndicate of financial institutions (the "New Credit Agreement"). The New Credit Agreement contains substantially identical terms as the Credit Agreement and permits borrowings of up to $300 million. Following the Masland Acquisition, the Company borrowed the full amount permitted under the New Credit Agreement and used the proceeds to repay outstanding indebtedness under the Credit Agreement.


     Borrowings under the Credit Agreement and the New Credit Agreement bear interest at the election of the Company, at a floating rate of interest equal to
(i) the higher of Chemical Bank's prime lending rate and the federal funds rate plus .5% or (ii) the Eurodollar Rate (as defined in the Credit Agreement) plus a borrowing margin of .5% to 1.0%. The applicable borrowing margin is determined based on the level of a specified financial ratio of the Company. Under the Credit Agreement, Lear is permitted to convert variable rate interest obligations on up to an aggregate of $500 million in principal amount of indebtedness into fixed rate interest obligations.

     Amounts available under the Credit Agreement and the New Credit Agreement will be reduced by an aggregate amount of $750 million prior to maturity on September 30, 2001. The Company's scheduled principal payments on long-term debt, including debt assumed in connection with the Masland Acquisition, are approximately $9.0 million, $11.5 million, $7.6 million, $5.5 million and $128.2 million for the remainder of 1996 and for the full years 1997, 1998, 1999 and 2000, respectively.


     As of March 30, 1996, the Company had net cash and cash equivalents of $21.6 million. The Company's actual cash availability on the date hereof will be less than at March 30 because of greater working capital needs during the third calendar quarter. Nevertheless, the Company believes that cash flows from operations and funds available under existing credit facilities (principally the Credit Agreement) will be sufficient to meet its future debt service obligations, projected capital expenditures and working capital requirements, as well as to provide the flexibility to fund future acquisitions.


     Concurrently with the Offerings, the Company is undertaking the Note Offering, which is conditioned in its entirety upon the consummation of the Offerings. The Offerings are not, however, conditioned upon the consummation of the Note Offering. The Notes will be subordinated in right of payment to all existing and future senior indebtedness of the Company, including the indebtedness evidenced by the Credit Agreement, the New Credit Agreement and the Senior Subordinated Notes. The Notes will rank pari passu in right of payment with the Subordinated Notes. The net proceeds to the Company from the Note Offering will be used to repay indebtedness outstanding under the Credit Agreement.

     The Credit Agreement and the New Credit Agreement, together with the Senior Subordinated Notes, the Subordinated Notes and the Notes, impose or will impose various restrictions and covenants on the Company, including, among other things, financial covenants relating to the maintenance of minimum operating profit and net worth levels and interest coverage ratios as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans, liens, dividends and other restricted payments and asset sales. Such restrictions, together with the leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

CAPITAL EXPENDITURES

     During the year ended December 31, 1995, the Company's capital expenditures aggregated approximately $110.7 million. For the years ended December 31, 1994 and 1993, capital expenditures of the Company were $103.1 million and $45.9 million, respectively. For 1996, the Company anticipates capital expenditures of approximately $175.0 million, reflecting a full year of AI operations and approximately $10.0 million relating to the Masland Division.

ENVIRONMENTAL MATTERS

     The Company is subject to local, state, federal and foreign laws, regulations and ordinances (i) which govern activities or operations that may have adverse environmental effects and (ii) that impose liability for the costs of cleaning up certain damages resulting from sites of past spills, disposal or other releases of hazardous substances. The Company currently is engaged in the cleanup of hazardous substances at certain sites owned, leased or operated by the Company, including soil and groundwater cleanup at its facilities in Mendon, Michigan and Troy, Michigan. Management believes that the Company will not incur compliance costs or cleanup cost at its facilities with known contamination that would have a material adverse effect on the Company's consolidated financial position or future results of operations.

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at four Superfund sites where liability has not been completely determined. The Company has also been identified as a PRP at four additional sites. Management believes that the Company is, or may be, responsible for less than one percent, if any, of the total costs at the four Superfund sites. Expected liability, if any, at the four additional sites is not material.

INFLATION AND ACCOUNTING POLICIES

     Lear's contracts with its major customers generally provide for an annual productivity price reduction and provide for the recovery of increases in material and labor costs in some contracts. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers generally have offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

     During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which must be adopted by the Company in 1996 and requires that stock compensation, including compensation in the form of stock options, be calculated using a measure of fair value, compared with intrinsic value required under current accounting principles. The new method may be either reflected in the financial statements or disclosed in the notes to the statements. The Company expects to adopt the statement by disclosing the effects of the fair value method in the notes to its 1996 financial statements.

                 SELECTED FINANCIAL DATA OF MASLAND CORPORATION

     The following summary consolidated financial data were derived from the consolidated financial statements of Masland. The consolidated financial statements of Masland for each of fiscal years 1995, 1994 and 1993 have been audited by Price Waterhouse LLP. The consolidated financial statements of Masland for the nine months ended March 29, 1996 and March 31, 1995 are unaudited; however, in the opinion of Masland's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended March 29, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of Masland and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Masland Corporation."

                              MASLAND CORPORATION

                                                 AS OF OR FOR THE NINE         AS OF OR FOR THE FISCAL
                                                      MONTHS ENDED                    YEAR ENDED
                                                 ----------------------      ----------------------------
                                                 MARCH 29,    MARCH 31,      JUNE 30,   JULY 1,   JULY 2,
                                                   1996         1995           1995      1994      1993
                                                 ---------    ---------      --------   -------   -------
                                                  (DOLLARS IN MILLIONS, EXCEPT CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales......................................   $ 343.4      $ 373.8        $496.6    $ 429.9   $ 353.5
Gross profit...................................      57.6         68.4          91.2       86.4      62.0
Selling, general and administrative expenses...      29.4         32.6          42.1       39.5      32.7
Amortization...................................       1.7          1.6           2.1        1.9       3.5
                                                  -------      -------       -------    -------   -------
Operating income...............................      26.5         34.2          47.0       45.0      25.8
Interest expense, net..........................       3.0          3.4           4.2        3.7       4.3
Other (income) expense, net(1).................       2.3          3.4           4.2        4.4       (.3)
                                                  -------      -------       -------    -------   -------
Income before income taxes.....................      21.2         27.4          38.6       36.9      21.8
Income taxes...................................       9.4         12.4          17.3       15.9       8.7
                                                  -------      -------       -------    -------   -------
Net income.....................................      11.8         15.0          21.3       21.0      13.1
Preferred dividend.............................        --           --            --         .5       1.4
                                                  -------      -------       -------    -------   -------
Net income applicable to common stock..........   $  11.8      $  15.0        $ 21.3    $  20.5   $  11.7
                                                  =======      =======       =======    =======   =======
BALANCE SHEET DATA:
Current assets.................................   $ 124.9      $ 111.6        $110.2    $ 101.9   $  99.0
Total assets...................................     276.8        226.0         228.0      203.8     197.3
Current liabilities............................      73.6         75.2          71.7       79.6      70.1
Long-term debt.................................      70.8         40.2          37.0       31.4      50.1
Stockholders' equity...........................      98.8         82.5          88.2       68.5      60.1
OTHER DATA:
EBITDA(2)......................................   $  40.2      $  46.5        $ 62.2    $  57.6   $  37.1
Capital expenditures...........................      20.6         14.7          22.0       17.8      18.0
North American content per vehicle(3)..........        34           31            33         30        26

- -------------------------
(1) Other (income) expense includes minority interest in consolidated subsidiaries.

(2) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(3) "North American content per vehicle" is Masland's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS OF MASLAND CORPORATION

Nine Months Ended March 29, 1996 Compared with Nine Months Ended March 31, 1995

     Net sales decreased $30.4 million or 8.1% from $373.8 million for the nine months ended March 31, 1995 to $343.4 million for the nine months ended March 29, 1996. The net sales decrease was due to lower North American light vehicle production and a slower than anticipated ramp up in production of the redesigned Ford Taurus/Mercury Sable. Also, the fiscal 1995 period included approximately $6.5 million in sales from the non-automotive business of H.L. Blachford, Inc. ("Blachford") which was divested in March 1995.

     Cost of sales as a percentage of net sales increased from 81.7% for the nine months ended March 31, 1995 to 83.2% for the nine months ended March 29, 1996. This cost increase was primarily due to the effect of decreased sales on fixed costs combined with additional costs for several new product and program launches, including the redesigned Ford F-Series pickup and the redesigned Ford Taurus/Mercury Sable.

     Selling, general and administrative expenses decreased $1.3 million or 6.5% from $19.4 million for the nine months ended March 31, 1995 to $18.1 million for the nine months ended March 29, 1996. The decrease was primarily due to lower incentive compensation expense and cost savings associated with the Blachford acquisition, which was completed in September 1994. This decrease was partially offset by reorganization expenses related to streamlining, decentralization and customer focus efforts.

     Research, development and engineering declined from 3.5% of net sales for the nine months ended March 31, 1995 to 3.3% of net sales for the nine months ended March 29, 1996. Interest expense decreased from $3.4 million for the nine months ended March 31, 1995 to $3.0 million for the nine months ended March 29, 1996, primarily due to a decline in interest rates. Other expense decreased $1.1 million for the nine months ended March 29, 1996 compared to the nine months ended March 31, 1995. The improvement in other expense is primarily due to the nine months ended March 31, 1995 containing the foreign exchange loss resulting from the 50% devaluation of the Mexican peso between December 20, 1994 and March 31, 1995. The effective income tax rates for the nine months ended March 31, 1995 and March 29, 1996 were 41.8% and 39.9%, respectively. The decrease in the effective tax rate was due to a decrease in the state income tax rate in Masland's primary state tax jurisdiction and due to changes in the distribution of income among Masland's various foreign and domestic tax jurisdictions.

     Net cash flow provided by operating activities for the first nine months of fiscal 1996 was $15.7 million. This was the result of net income of $11.8 million and non-cash charges of $11.2 million, primarily depreciation, offset by an increase in non-cash working capital of $7.3 million. Significant non-operating uses of cash were investments of $23 million in Sommer Masland (U.K.) Ltd. and Precision Fabrics Group, Inc. ("PFG"), capital expenditures of $20.6 million and dividends on common stock of $0.05 per share, totaling $2.0 million.

     On July 31, 1995, Masland formed a joint venture, Sommer Masland (U.K.) Ltd. by purchasing 50% of Sommer Allibert S.A.'s existing manufacturing facility in Washington, England for approximately $8 million. This facility, which supplies Nissan, Peugeot and Saab, has annual sales of approximately $20 million. Masland and Sommer plan to conduct their acoustic and soft-surface trim business in the United Kingdom exclusively through the joint venture.

     On September 27, 1995, Masland invested $15 million in PFG in exchange for a 29% equity interest. In connection with the investment, Masland received an option to acquire the remainder of PFG for 4.1 million shares of Masland. PFG recently introduced the Precision Technology Airbag which it plans to market to the automotive industry. PFG is presently a technology leader in the development and manufacture of highly engineered lightweight fabrics for the aerospace, medical and computer industries.

Fiscal Year Ended June 30, 1995 Compared with Fiscal Year Ended July 1, 1994

     Net sales increased $66.7 million, or 15.5%, from $429.9 million in fiscal 1994 to $496.6 million in fiscal 1995. About $33 million of the increase was associated with the acquisition of Blachford. The remaining increase was primarily due to participation on several new vehicles during fiscal 1995, including the Ford Contour/Mystique, the Lincoln Continental/Town Car and the Toyota Avalon and an overall increase in industry automotive vehicle builds during fiscal 1995. The increase in industry vehicle builds was concentrated in the first half of fiscal 1995.

     Cost of sales as a percentage of net sales increased from 79.9% in fiscal 1994 to 81.6% in fiscal 1995. This increase in cost of sales as a percentage of net sales was primarily due to lower margins on the acquired business of Blachford, costs incurred on several new product launches and product mix. These increases were partially offset by the effect of the increased sales volume on fixed costs and the impact of various productivity initiatives.

     Selling, general and administrative expenses decreased from 5.9% of net sales in fiscal 1994 to 5.0% of net sales in fiscal 1995. This improvement was primarily due to the effect of the increased sales volume on fixed costs, decreased incentive compensation in fiscal 1995, and a nonrecurring charge of $0.9 million in fiscal 1994 associated with the vesting of certain stock options at the date of Masland's initial public offering.

     Research, development and engineering expenses increased 21.1% from $14.2 million in fiscal 1994 to $17.2 million in fiscal 1995, primarily due to increased levels of activity regarding new process and product development at Masland's Technical Center in Plymouth, Michigan and due to incremental costs associated with the acquisition of Blachford. Interest expense increased from $3.7 million in fiscal 1994 to $4.2 million in fiscal 1995 due to incremental debt arising from the Blachford acquisition and an increase in average interest rates. Other income and expense consists of foreign currency exchange losses in fiscal 1994 and fiscal 1995. The loss of $1.0 million incurred in fiscal 1995 relates primarily to the 45% devaluation of the Mexican peso subsequent to December 20, 1994. The effective income tax rates for fiscal 1994 and fiscal 1995 were 39.0% and 41.3%, respectively. The increase in the effective income tax rate was due to decreased tax benefits recognized in fiscal 1995 compared to fiscal 1994 associated with tax net operating loss carryforwards and other tax credits and due to changes in the distribution of income among Masland's various foreign and domestic tax jurisdictions.

Fiscal Year Ended July 1, 1994 Compared to the Fiscal Year Ended July 2, 1993

     Net sales increased 21.6% from $353.5 million in fiscal 1993 to $429.9 million in fiscal 1994. On May 8, 1993, Masland began to consolidate the results of Amtex, Inc., a 50% owned joint venture ("Amtex"), as a result of entering into a revised Joint Venture Agreement with its joint venture partner. Prior to this date, the results of Amtex were accounted for under the equity method. Had the results of Amtex been consolidated for all of fiscal 1993, sales for that year would have been $369.4 million and the increase in Masland's sales for fiscal 1994 would have been $60.5 million or 16.4%. This increase was due to overall increases in North American automotive industry vehicle builds during fiscal 1994 compared to fiscal 1993, and participation on several new vehicles during fiscal 1994, including the Chrysler Neon and the Ford Mustang.

     Cost of sales as a percentage of net sales improved from 82.5% in fiscal 1993 to 79.9% in fiscal 1994. This improvement was a result of Masland's continuing efforts to improve productivity and reduce costs and the effect of increased sales on fixed costs in fiscal 1994.

     Selling, general and administrative expenses increased by $2.2 million, but decreased from 6.5% of net sales in fiscal 1993 to 5.9% of net sales in fiscal 1994. The increased costs in fiscal 1994 were primarily due to a charge to expense of $0.9 million resulting from the immediate vesting of certain stock options concurrent with Masland's initial public offering, the consolidation of Amtex and to increased incentive compensation resulting from improved profitability.

     Research, development and engineering expenses increased 47.9% from $9.6 million in fiscal 1993 to $14.2 million in fiscal 1994, primarily due to Masland's Technical Center in Plymouth, Michigan becoming fully operational during fiscal 1994 and an increase in engineering personnel and related expenses. Interest expense decreased from $4.3 million in fiscal 1993 to $3.7 million in fiscal 1994 due to a decrease in average interest rates and lower average borrowings, partially offset by additional interest expense resulting from the consolidation of Amtex. Earnings of Amtex prior to May 8, 1993 were recorded under the equity method of accounting and were included in other (income) expense, primarily accounting for the change in this balance from income of $0.5 million for fiscal 1993 to expense of $0.4 million in fiscal 1994. The effective income tax rates for fiscal 1993 and fiscal 1994 were 39.4% and 39.0%, respectively.

                            BUSINESS OF THE COMPANY

GENERAL

     Lear is the largest independent supplier of automotive interior systems in the estimated $40 billion global automotive interior systems market and the tenth largest independent automotive supplier in the world. The Company's principal products include: finished automobile and light truck seat systems; interior trim products, such as door panels and headliners; and component products, such as seat frames, seat covers and various blow molded plastic parts. The Company's extensive product offerings were recently expanded through the acquisition of Masland, a leading Tier I designer and manufacturer of automotive floor and acoustic systems and interior and luggage trim components. This acquisition, together with the August 1995 acquisition of Automotive Industries, has made Lear the world's largest independent automotive supplier with the ability to design, engineer, test and deliver products for a total vehicle interior. The Company's present customers include 24 original equipment manufacturers ("OEMs"), the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen and BMW. As of June 1, 1996, after giving pro forma effect to the Masland Acquisition, the Company would have employed approximately 40,000 people in 19 countries and operated 131 manufacturing, research and development, product engineering and administration facilities.

     The Company has experienced substantial growth in market presence and profitability over the last five years both as a result of internal growth as well as acquisitions. The Company's sales have grown from approximately $1.1 billion for the year ended June 30, 1991 to approximately $4.7 billion for the year ended December 31, 1995, a compound annual growth rate of 38%. After giving pro forma effect to the AI and Masland acquisitions, the Company's sales would have been approximately $5.7 billion for the year ended December 31, 1995. The Company's operating income has grown from $44.7 million for the year ended June 30, 1991 to $244.8 million for the year ended December 31, 1995, a compound annual growth rate of 46%.

     The increase in the Company's sales and the improvement in its operating performance are attributable primarily to the Company's strategy of capitalizing on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; and (ii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities, including design, engineering and project management support. OEMs now have rigorous programs for evaluating and rating suppliers, which encompass quality, cost control, reliability of delivery, new technology implementation and overall management. Under these programs, each facility operated by a supplier is evaluated independently. The suppliers who obtain superior ratings from an OEM are considered for new business; those who do not may continue their existing contracts, but are unlikely to be considered for additional business. As a result, the OEMs' new supplier policies will continue to reduce the number of component and system suppliers. The Company believes that OEMs in North America and Europe will continue to pursue outsourcing and supplier consolidation as a means of cost reduction.

     The Company has positioned itself as the leading global Tier I supplier of interior systems and components to OEMs. Tier I status typically means that the supplier is awarded a program for a particular vehicle in the early stages of a vehicle's design. The Tier I supplier becomes responsible for total product management, including design, development, component sourcing, quality assurance procedures, manufacture and delivery to the OEM's assembly plant. The OEMs benefit from lower costs, improved quality, timely delivery and the administrative convenience of being able to outsource complete systems to a single supplier or a small group of suppliers.

     In 1995, Lear was the leading independent supplier to the total $40 billion global automotive interior market, with a 12% share after giving pro forma effect to the AI and Masland acquisitions. In addition, the Company in 1995 held a leading 34% share of the estimated $6.9 billion total North American seat systems market and was the leading independent supplier to the estimated $5.5 billion total Western European seat systems market, with a 19% share. The door panel and headliner segments of the automotive interior market are highly fragmented, contain no dominant independent supplier and are in the early stages of the outsourcing and/or consolidation process. The Company believes that the same competitive pressures that contributed to the rapid expansion of its seat systems business in North America since 1983 will continue to encourage automakers in the North American and European markets to outsource more of their door panel and headliner requirements.

     The Company's North American content per vehicle has increased from $12 in 1983 to $227 in 1995. In Western Europe, the content per vehicle has grown from $3 in 1983 to $102 in 1995. These increases have resulted from the Company's ability to capitalize on a number of industry trends including outsourcing, greater design responsibility by Tier I suppliers and the increased sophistication of seat systems and other interior products as OEMs add convenience features and luxury items into vehicle models. The increases in content per vehicle also resulted from several recent acquisitions, including Automotive Industries and the Fiat Seat Business. See " -- Recent Acquisitions." In addition, the Company believes it can further increase interior content through the development of more advanced automobile safety features, such as side impact airbags and fully integrated seatbelts.

     The Company is the successor to a seat frame manufacturing business founded in 1917 that served as a supplier to General Motors and Ford from its inception. As a result of the expansion of the Company's business from automotive seat systems to products for a vehicle's complete interior, the Company changed its name to "Lear Corporation" from "Lear Seating Corporation" effective May 9, 1996.

BUSINESS STRATEGY

     Lear's business objective is to expand its position as the leading independent supplier of automotive interior systems in the world. To achieve this objective, the Company will continue to pursue a strategy based upon the following elements:

     - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 24 OEM customers which allow Lear to identify business opportunities and anticipate customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering vehicle interior systems gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices. As a result of the Company's service and performance record, many of the Company's facilities have won awards from OEMs with which they do business.

     - Global Presence. In 1995, more than two-thirds of total worldwide vehicle production occurred outside of the United States and Canada. Due to opportunities for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture interior systems and other components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in South America, South Africa, the Pacific Rim and elsewhere, giving it the capability to provide its products on a global basis to its OEM customers. A global market presence also affords Lear some protection against cyclical downturns in any single market. During 1995, in furtherance of its global expansion strategy, the Company entered into three joint ventures and expanded its wholly-owned operations into South Africa. The first joint venture agreement was with an affiliate of Industria Espanola del Polieter, S.A., a Spanish corporation, to supply seat systems in Brazil for the Volkswagen Gol. The Company also entered into a joint venture agreement with TeknoSeating S.A., the largest independent automotive supplier in Argentina, to supply seat systems to Volkswagen in Argentina for the Gol and the Cordoba models and with Trambusti, a Brazilian company, to supply seat systems to Fiat in Brazil for the Palio (Fiat's World Car), the Tempra, and several light truck models. In addition, Lear further expanded its presence internationally by opening a facility in South Africa to provide seat systems to BMW. In 1995, the Company's sales outside the United States and Canada, after giving pro forma effect to the AI and Masland acquisitions, would have grown to approximately $1.7 billion or approximately 30% of the Company's total pro forma sales.

     - Increased Interior Content. OEMs increasingly view the interior of the vehicle as a major selling point to their customers. A major focus of Lear's research and development efforts is to identify new interior features that make vehicles safer and more comfortable, while continuing to appeal to consumer preferences. For example, Lear's involvement in 1994 with Volvo and AutoLiv led to the automotive industry's first vehicle with side-impact airbags. In addition, Lear's proprietary Integral Restraint Seat, which will be introduced in GM's 1997 Buick Park Avenue, offers consumers easy access to the vehicle's rear seat as well as improved seat comfort and safety. The development of these and other safety and comfort features has been, and management believes will continue to be, an important factor in the Company's future growth.

     - Product Technology and Design Capability. Lear has made substantial investments in technology and design capability to support its products. The Company maintains four research and development centers (in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities. At its 16 customer-dedicated product engineering centers, specific program applications are developed and tested. Benchmarking studies are also conducted to aid in developing innovative interior design features. The Company has also made substantial investments to upgrade its advanced computer-aided engineering ("CAE") and computer-aided design/computer-aided manufacturing ("CAD/CAM") systems. Several tools recently added to electronically create a product and evaluate its performance include advanced design modeling software, dynamic crash simulation, linear and non-linear finite element analysis and solids modeling. Lear's "Best-in-Class" testing program incorporates the use of a state-of-the-art programmable vehicle model, which allows the Company to evaluate the actual feel and ergonomic implications of various interior products. In addition, the Company has developed a program management process to ensure that customers' expectations are met. The proprietary "Visions" program allows Lear to manage all aspects of product development. The process ensures that employees, customers and suppliers of the Company work as a team to deliver high quality, cost-effective products on a timely basis.

     - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. The Company believes that it provides superior quality automotive interior products at lower costs than the OEMs. All of the Company's seat system facilities and many of its other manufacturing facilities are linked by computer directly to those of the Company's suppliers and customers. These facilities receive components from their suppliers on a JIT basis, and deliver interior systems and components to customers on a sequential JIT basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. The process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice. For the year ended December 31, 1995, the Company's overall annual inventory turnover rate was 30 times and up to 200 times in the case of certain of the Company's JIT plants. The Company also minimizes fixed costs by using existing suppliers to the OEMs and the OEMs themselves for certain components. In cases where one of the Company's seating manufacturing facilities is underutilized, the Company is able to redistribute products to increase facility utilization.

     - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on the outsourcing and supplier consolidation trends. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The AI and Masland acquisitions also provide the Company a significant presence in the non-seating segments of the automobile and light truck interior market. The Company believes that these markets hold significant growth potential for Lear because currently there is no dominant independent supplier of these products and they are in the early stages of the outsourcing and consolidation process that has contributed to the expansion of the seat systems industry since the early 1980's. In 1995, after giving pro forma effect to the AI and Masland acquisitions, the Company's sales of non-seating systems and components would have been approximately $1.4 billion, or approximately 25% of the Company's total pro forma sales. The Company will continue to consider strategic acquisitions that expand its global presence, improve its technological capabilities or enhance customer relationships.

RECENT ACQUISITIONS

     To supplement its internal growth and implement its business strategy, the Company has made several strategic acquisitions since 1990. The following is a summary of recent major acquisitions:

  Masland Acquisition

     The Company is acquiring Masland for an aggregate purchase price of $459.6 million (including the assumption of Masland's existing indebtedness, net of cash and cash equivalents, of $64.7 million and the payment of fees and expenses of $10 million in connection with the acquisition). In 1995, Masland held a leading 38% share of the estimated $1 billion North American floor and acoustic systems market. Masland is also a major supplier of interior and luggage compartment trim components and other acoustical products which are designed to minimize noise and vibration for passenger cars and light trucks. Masland supplies the North American operations of Ford, Chrysler, General Motors, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru and Toyota, as well as the European operations of Nissan, Peugeot and Saab. Masland has had a continuous relationship with Ford, its largest customer, since 1922. For its fiscal year ended June 30, 1995, Masland had net sales, EBITDA, operating income and net income of $496.6 million, $62.2 million, $47.0 million and $21.3 million, respectively.

     In addition to the experience and expertise of Masland's management team, the Company believes that the Masland Acquisition will provide Lear with several benefits, including the following:

     - Total Interior Systems. The Masland Acquisition enhances Lear's ability to provide a total interior system. Before the acquisition, the Company had manufacturing capabilities in three of the five principal automotive interior system segments. The Masland Acquisition gives Lear manufacturing capabilities and a leading market position in a fourth segment, floor and acoustic systems, leaving instrument panels as the only segment in which the Company does not have a manufacturing capability. Management believes that the ability to offer a total interior system provides Lear with a competitive advantage as OEMs continue to reduce their supplier base while demanding improved quality and additional Tier I services. Integrating the total interior for a model through one supplier provides several benefits to an OEM, including
       (i) cost reduction, (ii) shorter product development cycles, (iii) improved interior appearance through better fitting components and color, grain and material matching and (iv) greater ability to focus on core competencies.

     - Growth Opportunities. Lear's market leadership, expertise and established relationships with European OEMs (Fiat, Opel, Volvo, Saab and BMW) will provide Masland with additional access to the European market. In addition, Lear's entry into global automotive growth areas, particularly in South America and the Asia-Pacific region, affords further growth opportunities for Masland.

     - Margin Improvements. Operating margins in the floor and acoustic systems market are generally higher than those in the seating market. Historically, Masland's operating margins have been higher than the Company's and should, therefore, improve the Company's consolidated operating margin. The additional cash flows provided from operations would be available for debt reduction or reinvestment in new growth opportunities worldwide. In addition, the Company believes that additional savings will be realized through purchasing, engineering, manufacturing and administration consolidation.

     - Technology. Masland provides the Company with access to leading-edge technology. Its 33,000 square foot Technical Center in Plymouth, Michigan provides complete full service acoustics testing, design, product engineering, systems integration and program management. Masland's acoustics lab offers state-of-the-art instrumentation, testing, and data-analysis capabilities. It also owns one of the few proprietary-design dynamometers capable of precision acoustics testing of front, rear, and four wheel drive vehicles. Together with its custom-designed reverberation room, computer controlled data gathering and analysis capabilities, Masland provides precisely controlled laboratory conditions for sophisticated interior and exterior noise, vibration, and harshness (NVH) testing of parts, materials, and systems, including powertrain, exhaust, and suspension components. Masland also owns a 29% interest in PFG, which has patented a process to sew and fold an ultralight fabric into airbags which are 60% lighter than the current airbags used in the automotive industry.

  AI Acquisition

     In August 1995, the Company acquired all the outstanding common stock of AI, a leading designer and manufacturer of high quality interior systems and blow molded plastic parts to automobile and light truck manufacturers. Prior to the AI Acquisition, Lear had participated primarily in the seat system segment of the interior market, which comprises approximately 47% of the total combined North American and Western European interior markets. By providing the Company with substantial manufacturing capabilities in door panels and headliners, the AI Acquisition made Lear the largest independent Tier I supplier of automotive interior systems in the North American and Western European light vehicle interior market. Management believes that OEMs will increasingly ask their lead suppliers to fill the role of "Systems Integrator" to manage the design, purchase and supply of the total vehicle interior. As a result of the AI Acquisition, as well as the Masland Acquisition, Lear is well-positioned to fill this role. The aggregate purchase price for the AI Acquisition was $885.0 million (including the assumption of $250.5 million of AI's existing indebtedness and fees and expenses of $18.1 million). These funds were provided by borrowings under the Credit Agreement.

     Prior to its acquisition by Lear, Automotive Industries itself augmented its substantial internal growth with selected strategic acquisitions. The acquisitions allowed AI to expand its interior trim systems product capabilities and substantially increased AI's ability to provide advanced design, engineering and program management services to its customers. At the same time, these acquisitions increased AI's global presence and provided AI access to new customers and new technologies. As a division of Lear, AI continues to consider strategic acquisitions as a means to further growth.

  FSB Acquisition

     On December 15, 1994, the Company, through its wholly-owned subsidiary, Lear Seating Italia Holdings, S.r.L., acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"). Lear and Fiat also entered into a long-term supply agreement for Lear to produce all outsourced automotive seat systems for Fiat and affiliated companies worldwide. The acquisition of the Fiat Seat Business not only established Lear as the market leader in automotive seat systems in Europe, but, combined with its leading position in North America, made Lear the largest automotive seat systems manufacturer in the world. In addition, it gave the Company access to rapidly expanding markets in South America and has resulted in the formation of new joint ventures which will supply automotive seat systems to Fiat or its affiliates in Brazil and Argentina.

  NAB Acquisition

     On November 1, 1993, Lear significantly strengthened its position in the North American automotive seating market by purchasing the North American seat cover and seat systems business (the "NAB") of Ford Motor Company. The NAB consists of an integrated United States and Mexican operation which produces seat covers for approximately 80% of Ford's North American vehicle production (as well as for several independent suppliers) and manufactures seat systems for certain Ford models. Prior to the NAB Acquisition, the Company outsourced a significant portion of its seat cover requirements. The expansion of the Company's seat cover business has provided Lear with better control over the costs and quality of one of the critical components of a seat system. In addition, by virtue of the NAB Acquisition, the Company was able to enhance its relationship with one of its largest OEM customers, entering into a five year supply agreement with Ford covering models for which the NAB had produced seat covers and seat systems at the time of the acquisition. The Company also assumed during the term of the supply agreement primary engineering responsibility for a substantial portion of Ford's car models, providing Lear with greater involvement in the planning and design of seat systems and related products for future light vehicle models.

  Scandinavian Acquisitions

     In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In connection with each of these acquisitions, the Company entered into long-term relationships with the respective OEMs.

PRODUCTS

     Lear's products have evolved from the Company's many years of experience in the seat frame market where it has been a major supplier to General Motors and Ford since its inception in 1917. The seat frame has structural and safety requirements which make it the basis for overall seat design and was the logical first step to the Company's emergence as a dominant supplier of entire seat systems and seat components. With the acquisitions of Automotive Industries and Masland, the Company has expanded its product offerings and can now manufacture and supply its customers with floor systems, headliners and door panels. The Company also produces a variety of blow molded products and other automotive components such as fluid reservoirs, fuel tank shields, exterior airdams, front grille assemblies, engine covers, battery trays/covers and insulators. Lear believes that as OEMs continue to seek ways to improve vehicle quality while simultaneously reducing the costs of the various vehicle components, they will increasingly look to suppliers such as Lear with the capability to test, design, engineer and deliver products for a complete vehicle interior.

     The following is the approximate composition by product category of the Company's net sales in the year ended December 31, 1995, after giving pro forma effect to the AI and Masland acquisitions: seat systems, $3.7 billion; floor and acoustic systems, $450 million; door panels, $350 million; headliners, $100 million; and other component products, $1.1 billion.

     - SEAT SYSTEMS. The seat systems business consists of the manufacture, assembly and supply of seating requirements for a vehicle or assembly plant. Seat systems typically represent approximately 50% of the cost of the total automotive interior. The Company produces seat systems for automobiles and light trucks that are fully finished and ready to be installed in a vehicle. Seat systems are fully assembled seats, designed to achieve maximum passenger comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports.

     As a result of its product technology and product design strengths, the Company can provide ergonomic designs which offer styling flexibility at low cost. In addition, the Company is able to incorporate many convenience features and safety improvements into its seat designs, such as storage armrests, rear seat fold down panels, integrated restraint systems, child restraint seats, and side impact air bags.

     Lear's position as a market leader in seat systems is largely attributable to seating programs on new vehicle models launched in the past five years. The Company believes that supplying seating for these new vehicle models will provide it with a revenue stream throughout the lives of these models. The Company is currently working with customers in the development of a number of seat systems products to be introduced by automobile manufacturers in the next six years, which it expects will lead to an increase in opportunities in the future. In addition, with the AI and Masland acquisitions, the Company believes it has significant cross-selling opportunities across both customers and vehicle platforms and is well-positioned to expand its position as the leading independent supplier of automotive interior systems in the world.

     - FLOOR AND ACOUSTIC SYSTEMS. Floor systems consist both of carpet and vinyl products, molded to fit precisely the front and rear passenger compartments of cars and trucks, and accessory mats. While carpet floors are used predominately in passenger cars and trucks, vinyl floors, because of their better wear and washability characteristics, are used primarily in commercial and fleet vehicles. The Company, through its Masland Division, is the largest supplier of vinyl floor systems in North America, and the only supplier of both carpet and vinyl floor systems. Recently, Masland developed Maslite(TM), a lightweight material which has replaced vinyl accessory mats on selected applications. Maslite(TM) is a superior product with improved performance with the additional significant advantage of 40% less weight than vinyl.

     The automotive floor system is multi-purpose. Its performance is based on the correct selection of materials to achieve an attractive, quiet, comfortable and durable interior compartment. Automotive carpet requirements are more stringent than the requirements for carpet used in homes and offices. For example, automotive carpet must provide higher resistance to fading and improved resistance to wear despite being lighter in weight than carpet found in homes and offices. The Masland Division's significant experience has enabled it to meet these specialized needs. Carpet floor systems generally consist of tufted carpet to which a specifically engineered thermoplastic backcoating has been added. This backcoating, when heated, enables the Company to mold the carpet to fit precisely the interior of the vehicle. Additional insulation materials are added to provide noise, heat and vibration resistance. Floor systems are complex products which are based on sophisticated designs and use specialized design materials to achieve the desired visual, acoustic and heat management requirements in the automotive interior.

     The Masland Division's primary acoustic product, after floor systems, is the dash insulator. The dash insulator attaches to the vehicle's sheet metal firewall, separating the passenger compartment from the engine compartment, and is the primary component for preventing engine noise and heat from entering the passenger compartment. The Masland Division's ability to produce both the dash insulator and the floor system enables the Company to accelerate the design process and supply an integrated system. The Company believes that OEMs, recognizing the cost and quality advantages of producing the dash insulator and the floor system as an integrated system, will increasingly seek suppliers to coordinate the design, development and manufacture of the entire floor and acoustic system.

     Floor and acoustic systems accounted for approximately 81% of Masland's total revenues in 1995 when it held a leading 38% share in the estimated $1 billion North American floor and acoustic systems market. In addition, the Masland Division participates in the European floor system market through its joint venture with Sommer-Allibert S.A.

     - DOOR PANELS. Door panels consist of several component parts that are attached to a base molded substrate by various methods. Specific components include vinyl- or cloth-covered appliques, armrests, radio speaker grilles, map pocket compartments and carpet and sound reducing insulation. Upon assembly, each component must fit precisely, with a minimum of misalignment or gap, and must match the color of the base substrate.

     In 1995, after giving pro forma effect to the AI Acquisition, the Company would have held a leading 16% share of the estimated $1.6 billion North American door panel market. Management believes that this leadership position has been obtained by offering OEMs the widest variety of manufacturing processes for door panel production. In Western Europe, the Company held a small position in the door panel market. These markets are highly fragmented and just beginning to experience the outsourcing and/or consolidation trends that have characterized the seat systems market since the 1980's. With its global scope, technological expertise and established customer relationships, Lear believes that it is well-positioned to benefit from these positive industry dynamics.

     - HEADLINERS. The Company designs and manufactures headliners which consist of the headliner substrate, covering material, visors, overhead consoles, grab handles, coat hooks, lighting, wiring and insulators. As with door panels, upon assembly each component must fit precisely and must match the color of the base substrate. With its sophisticated design and engineering capabilities, the Company believes it is able to supply headliners with enhanced quality and lower costs than OEMs could internally achieve. Through its manufacturing capabilities, the Company also believes that it is one of the most process-diverse suppliers of headliners in North America.

     The headliner market is highly fragmented, with no dominant independent supplier. As OEMs continue to seek ways to improve vehicle quality and simultaneously reduce costs, the Company believes that headliners will increasingly be outsourced to suppliers such as Lear, providing the Company with significant growth opportunities.

     - COMPONENT PRODUCTS. In addition to the interior systems and other products described above, the Company is able to supply a variety of interior trim and other automobile components as well as blow molded plastic parts.

     Lear produces seat covers for integration into its own seat systems and for delivery to external customers. The Company's major external customers for seat covers are other independent seat systems suppliers as well as the OEMs. The Company is currently producing approximately 80% of the seat covers for Ford's North American vehicles. The expansion of the Company's seat cover business allows the Company better control over the costs and quality of one of the critical components of a seat system. Typically, seat covers comprise approximately 30% of the aggregate cost of a seat system.

     Lear produces steel and aluminum seat frames for passenger cars and light and medium trucks. Seat frames are primarily manufactured using precision stamped, tubular steel and aluminum components joined together by highly automated, state-of-the-art welding and assembly techniques. The manufacture of seat frames must meet strict customer specified safety standards. The Company's seat frames are either delivered to its own plants where they become part of a completed seat that is sold to the OEM customer, to customer-operated assembly plants or to other independent seating suppliers for use in the manufacture of assembled seating systems.

     The Company, through its AI Division, produces a variety of interior trim products, such as pillars, cowl panels, scuff plates, trunk liners, quarter panels and spare tire covers, as well as blow molded plastic products, such as fluid reservoirs, vapor canisters and duct systems. In contrast to AI's interior trim products, blow molded products require little assembly. However, the manufacturing process for such parts demands considerable expertise in order to consistently produce high-quality products. Blow molded parts are produced by extruding a shaped parison or tube of plastic material and then clamping a mold around the parison. High pressure air is introduced into the tube causing the hot plastic to take the shape of the surrounding mold. The part is removed from the mold after cooling and finished by trimming, drilling and other operations.

MANUFACTURING

     All of the Company's facilities use JIT manufacturing techniques and most of the Company's seating related products and many of the Company's other interior products are delivered to the OEMs on a JIT basis. The JIT concept, first broadly utilized by Japanese automobile manufacturers, is the cornerstone of the Company's manufacturing and supply strategy. This strategy involves many of the principles of the Japanese system, but was redeveloped for compatibility with the greater volume requirements and geographic distances of the North American market. The Company first developed JIT operations in the early 1980s at its seat frame manufacturing plants in Morristown, Tennessee and Kitchener, Ontario, Canada. These plants previously operated under traditional manufacturing practices, resulting in relatively low inventory turnover rates, significant scrap and rework, a high level of indirect labor costs and long production set-up times. As a result of JIT manufacturing techniques, the Company has been able to consolidate plants, increase capacity and significantly increase inventory turnover, quality and productivity.

     The JIT principles first developed at Lear's seat frame plants were next applied to the Company's growing seat systems business and have now evolved into sequential parts delivery ("SPD") principles. The Company's seating plants are typically no more than 30 minutes or 20 miles from its customers' assembly plants and manufacture seats for delivery to the customers' facilities in as little as 90 minutes. Orders for the Company's seats are received on a weekly basis, pursuant to blanket purchase orders for annual requirements. These orders detail the customers' needs for the ensuing week. In addition, constant computer and other communication is maintained between personnel at the Company's plants and personnel at the customers' plants to keep production current with the customers' demand.

     Seat assembly techniques fall into two major categories, traditional assembly methods (in which fabric is affixed to a frame using Velcro, wire or other material) and more advanced bonding processes. The Company's principal bonding technique involves its patented SureBond(TM) process, a technique in which fabric is affixed to the underlying foam padding using adhesives. The SureBond(TM) process has several major advantages when compared to traditional methods, including design flexibility, increased quality and lower cost. The SureBond(TM) process, unlike alternative bonding processes, results in a more comfortable seat in which air can circulate freely. The SureBond(TM) process, moreover, is reversible, so that seat covers that are improperly installed can be removed and repositioned properly with minimal materials cost. In addition, the SureBond(TM) process is not capital intensive when compared to competing bonding technologies. Approximately one-third of the Company's seats are manufactured using the SureBond(TM) process.

     The seat assembly process begins with pulling the requisite components from inventory. Inventory at each plant is kept at a minimum, with each component's requirement monitored on a daily basis. This allows the plant to devote the maximum space to production, but also requires precise forecasts of the day's output. Seats are assembled in modules, then tested and packaged for shipment. The Company operates a specially designed trailer fleet that accommodates the off-loading of vehicle seats at the customer's assembly plant.

     The Company's AI Division uses numerous molding, bonding, trimming and finishing manufacturing processes. The wide variety of manufacturing processes helps to satisfy customers' different cost and functionality specifications. AI's ability and experience in producing interior products for such a vast array of applications enhances the Company's ability to provide total interior solutions to OEMs globally. The AI Division employs many of the same JIT principles used at the Company's seat facilities.

     The core technologies used in the AI Division's interior trim systems include injection molding, low-pressure injection molding, rotational molding and urethane foaming, compression molding of Wood-Stock(TM) (a proprietary process that combines polypropylene and wood flour), glass reinforced urethane and a proprietary headliner process. One element of the AI Division's strategy is to focus on more complex, value-added products such as door panels and armrests. The AI Division delivers these integrated systems at attractive prices to the customer because certain services such as design and engineering and sub-assembly are provided more cost efficiently by AI.

     The combined pressures of cost reduction and fuel economy enhancement have caused automotive manufacturers to concentrate their efforts on developing and employing lower cost, lighter materials. As a result, plastic content in cars and light trucks has grown significantly. Increasingly, automobile content requires large plastic injection molded assemblies for both the interior and exterior. Plastics are now commonly used in such nonstructural components as interior and exterior trim, door panels, instrument panels, grilles, bumpers, duct systems, taillights and fluid reservoirs. For interior trim applications, substitution of plastics for other materials is largely complete, and little growth through substitution is expected. However, further advances in injection molding technologies are improving the performance and appearance of parts molded in reinforced thermoplastics.

     The Masland Division produces carpet at its largest plant in Carlisle, Pennsylvania. Smaller "focused" factories are dedicated to specific groups of customers and are strategically located near their production facilities. This proximity improves responsiveness to Masland customers and speeds product delivery to customer assembly lines, which is done on a JIT basis. Masland's manufacturing operations are complemented by its research and development efforts, which have led to the development of a number of proprietary products, such as their EcoPlus(TM) recycling process as well as Maslite(TM), a lightweight proprietary material used in the production of accessory mats.

     The Company obtains steel, aluminum and foam chemicals used in its seat systems from several producers under various supply arrangements. These materials are supplied under various arrangements and are readily available. Leather, fabric and certain purchased components are generally purchased from various suppliers under contractual arrangements usually lasting no longer than one year. Some of the purchased components are obtained through the Company's own customers. The principal purchased components for interior trim systems are polyethylene and polypropylene resins which are generally purchased under long-term agreements and are available from multiple suppliers.

CUSTOMERS

     Lear serves the worldwide automobile and light truck market, which produces approximately 50 million vehicles annually. The Company's OEM customers currently include Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Opel, Jaguar, Volkswagen, Audi, BMW, Rover, Honda USA, Daimler-Benz, Mitsubishi, Mazda, Toyota, Subaru, Nissan, Isuzu, Peugeot, Porsche, Renault, and Suzuki. During the year ended December 31, 1995, after giving pro forma effect to the AI and Masland acquisitions, Ford and General

Motors, the two largest automobile and light truck manufacturers in the world, would have accounted for approximately 36% and 31%, respectively, of the Company's net sales. For additional information regarding customers, foreign and domestic operations and sales, see Note 17, "Geographic Segment Data," to the consolidated financial statements of the Company incorporated by reference in this Prospectus.

     In the past six years, in the course of retooling and reconfiguring plants for new models and model changeovers, OEMs have eliminated seating production from certain of their facilities, thereby committing themselves to purchasing seat systems and components from outside suppliers. During this period, the Company became a supplier of these products for a significant number of new models, many on a JIT basis.

     The purchase of seat systems on a JIT basis has allowed the Company's customers to realize a competitive advantage as a result of (i) a reduction in labor costs since suppliers like the Company generally enjoy lower direct labor and benefit rates, (ii) the elimination of working capital and personnel costs associated with the production of seat systems by the OEM, (iii) a reduction in net overhead expenses and capital investment due to the availability of approximately 60,000 to 80,000 square feet of seat production plant space for expansion of other OEM manufacturing operations and (iv) a reduction in transaction costs by utilizing a limited number of sophisticated system suppliers instead of numerous individual component suppliers. In addition, the Company offers improved quality and on-going cost reductions to its customers through continuous, Company-initiated design improvements. The Company believes that such cost reductions will lead OEMs to outsource an increasing portion of their seating requirements in the future and provide the Company with significant growth opportunities.

     The Company's sales of value-added assemblies and component systems have increased as a result of the decision by most OEMs to reduce their internal engineering and design resources. In recent years, the Company has significantly increased its capacity to provide complete engineering and design services to support its product line. Because assembled parts such as door panels, floor and acoustic systems, armrests and consoles need to be designed at an early stage in the development of new automobiles or model revisions, the Company is increasingly given the opportunity to participate earlier in the product planning process. This has resulted in opportunities to add value by furnishing engineering and design services and managing the sub-assembly process for the manufacturer, as well as providing the broader range of parts that are required for the assembly.

     The Company has implemented a program of dedicated teams consisting of interior trim and seat system personnel who are able to meet all of a customer's interior needs. These teams provide a single interface for Lear's customers and avoid duplication of sales and engineering efforts. As innovative designs are developed which integrate components into a single unit, the potential to provide the Company's customers with additional cost and time savings should significantly increase. With the acquisition of Masland, the Company intends to integrate floor and acoustic systems into its existing marketing strategy.

     The Company receives blanket purchase orders from its customers that normally cover annual requirements for products to be supplied for a particular vehicle model. Such supply relationships typically extend over the life of the model, which is generally four to seven years, and do not require the purchase by the customer of any minimum number of products. Although such purchase orders may be terminated at any time, the Company does not believe that any of its customers have terminated a material purchase order prior to the end of the life of a model. The primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. In order to reduce its reliance on any one model, the Company produces interior systems and components for a broad cross-section of both new and more established models.

     The Company's sales for the year ended December 31, 1995 were comprised of the following vehicle categories: 41% light truck; 23% mid-size; 15% compact and other; 12% luxury/sport; and 9% full-size. The following table presents an overview of the major vehicle models for which the Company or its affiliates produce seat systems, floor and acoustic systems, interior trim products or other components and the locations of such production:

                                        UNITED STATES AND CANADA
BMW:                                  FORD (CONT):                         GENERAL MOTORS (CONT):
3 Series                              Ford Windstar Minivan                GMC Sonoma
Z3                                    Lincoln Continental                  GMC Top Kick
SUZUKI:                               Lincoln Mark VIII                    Oldsmobile 88
Geo Metro                             Lincoln Town Car                     Oldsmobile Achieva
Geo Tracker                           Mercury Cougar                       Oldsmobile Aurora
Suzuki Sidekick                       Mercury Grand Marquis                Oldsmobile Ciera
Suzuki Swift                          Mercury Mystique                     Oldsmobile Cutlass Supreme
CHRYSLER:                             Mercury Sable                        Oldsmobile Eurosport
Chrysler Cirrus                       Mercury Tracer                       Oldsmobile Silhouette
Chrysler Concorde                     Mercury Villager                     Pontiac Bonneville
Chrysler LeBaron                      SUBARU/ISUZU:                        Pontiac Firebird
Chrysler LHS                          Isuzu Rodeo                          Pontiac Grand Am
Chrysler Sebring                      Subaru Legacy                        Pontiac Grand Prix
Chrysler Town & Country               GENERAL MOTORS:                      Pontiac Sunfire
Dodge Avenger                         Buick Century                        Pontiac Transport
Dodge Caravan                         Buick LeSabre                        Prizm
Dodge Dakota Pick-up Truck            Buick Park Avenue                    Saturn SC
Dodge Intrepid                        Buick Regal                          Saturn SL
Dodge Neon                            Buick Riviera                        HONDA:
Dodge Ram Pick-up Truck               Buick Skylark                        Accord
Dodge Ram Van                         Cadillac DeVille/Concours            Civic
Dodge Ram Wagon                       Cadillac Eldorado                    Passport
Dodge Viper                           Chevrolet Astro                      MAZDA:
Eagle Talon                           Chevrolet Beretta                    626
Jeep Cherokee                         Chevrolet Blazer                     B2000
Jeep Grand Cherokee                   Chevrolet C/K Pick-up Truck          MX6
Jeep Wrangler                         Chevrolet Camaro                     MITSUBISHI:
Plymouth Neon                         Chevrolet Cavalier                   Eclipse
Plymouth Voyager                      Chevrolet Corsica                    Gallant
FORD:                                 Chevrolet Corvette                   NISSAN:
Ford Aerostar                         Chevrolet Kodiak                     Altima
Ford Bronco                           Chevrolet Lumina/Van                 King Cab Pick-up Truck
Ford Contour                          Chevrolet Monte Carlo                Quest
Ford Crown Victoria                   Chevrolet Express                    Sentra
Ford Econoline/Club Wagon             Chevrolet/GMC Suburban               TOYOTA:
Ford Escort                           Chevrolet S Pick-up Truck            Avalon
Ford Explorer                         Chevrolet Tahoe/GMC Yukon            Camry
Ford F-Series Pick-up Truck           GMC 10-30,15-35                      Corolla
Ford Mustang                          GMC C/K Pick-up Truck                Tacoma Pick-up Truck
Ford Probe                            GMC Savana
Ford Ranger                           GMC Safari
Ford Taurus
Ford Taurus SHO
Ford Thunderbird
                                                 MEXICO
BMW:                                  FORD:                                GENERAL MOTORS (CONT.):
3 Series                              Ford Contour                         Opel Corsa
CHRYSLER:                             Ford Escort                          Pontiac Sunfire
Chrysler Cirrus                       Ford F-Series                        NISSAN:
Dodge Neon                            Ford Ghia                            Pick-up
Dodge Ram                             Mercury Mystique                     Tsuru
JX Convertible                        Mercury Tracer                       VOLKSWAGEN:
Plymouth Neon                         GENERAL MOTORS:                      Golf
                                      Chevrolet Cavalier                   Jetta
                                      Chevrolet C/K Pick-up Truck          Derby
                                      Chevrolet Tahoe/GMC Yukon            GPA Minivan

                                                 EUROPE
ALFA ROMEO:                           OPEL:                                ROVER (CONT):
Alfa 145/146                          Astra                                400/Saloon
Alfa 155                              Corsa/Van                            600
Alfa 164                              Omega                                800
Coupe                                 Vectra                               Discovery
Spider                                HONDA:                               Land Rover
AUDI:                                 Accord                               Maestro
A Series                              Civic                                Metro
B Series                              JAGUAR:                              MGA
BMW:                                  XK8                                  Mini
3 Series                              X300                                 R3
5 Series                              X330                                 Range Rover
CHRYSLER:                             MAN:                                 SAAB:
Voyager Eurostar                      Heavy Truck                          Saab 900
DINA:                                 LANCIA:                              Saab 900 Cabriolet
Heavy Truck                           Dedra                                Saab 9000
FIAT:                                 Delta                                TOYOTA:
126                                   Kappa                                Carina
500                                   Thema                                Corolla
Barchetta                             Y11                                  VOLVO:
Brava/Bravo                           MERCEDES:                            800 Series
Coupe 500                             200 Series                           900 Series
Croma                                 C-Class                              VOLKSWAGEN:
Ducato X230                           E-Class                              Golf
Punto                                 S-Class                              Passat
Tempra                                PORSCHE:                             Taro
Tipo                                  911                                  Transit
Uno                                   986 Boxster                          Transporter T4
FORD:                                 RENAULT:                             T-4 Multivan
Escort                                Cabrio                               Viento
Fiesta                                ROVER:
Mondeo                                200/New 400
Scorpio
                                                 OTHER
FIAT (SOUTH AMERICA):                 GENERAL MOTORS --                    BMW (SOUTH AFRICA):
Brava/Bravo                           HOLDEN (AUSTRALIA):                  3 Series
Duno                                  Acclaim                              PEUGEOT (ARGENTINA):
Fiorino                               Berlina                              306
Palio                                 Caprice                              405
Tempra                                Commodore                            504
Tipo                                  Statesman                            VOLKSWAGEN (SOUTH AMERICA):
Uno                                   OPEL (INDONESIA):                    Combi
FORD (ARGENTINA):                     S-10 Blazer                          Gol
Ranger                                                                     Polo
                                                                           Saveiro
                                                                           VOLVO (THAILAND):
                                                                           800 Series
                                                                           900 Series

     Because of the economic benefits inherent in outsourcing to suppliers such as Lear and the costs associated with reversing a decision to purchase seat systems and other interior systems and components from an outside supplier, the Company believes that automotive manufacturers' level of commitment to purchasing seating and other interior systems and components from outside suppliers, particularly on a JIT basis, will increase. However, under the contracts currently in effect in the United States and Canada between each of General Motors, Ford and Chrysler with the UAW and the CAW, in order for any of such manufacturers to obtain components that it currently produces itself from external sources, it must first notify the UAW or the CAW of such intention. If the UAW or the CAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW or the CAW and the OEM. Factors that will normally be taken into account by the UAW, the CAW and the OEM include whether the proposed new supplier is technologically more advanced than the OEM, whether cost benefits exist and whether the OEM will be able to reassign union members whose jobs are being displaced to other jobs within the same factories. As part of its long-term agreement with General Motors, the Company operates its Grand Rapids, Michigan, Rochester Hills, Michigan, Wentzville, Missouri and Lordstown, Ohio facilities with General Motors employees and reimburses General Motors for the wages of such employees on the basis of the Company's employee wage structure. The Company enters into these arrangements to enhance its relationship with its customers.

     The collective bargaining agreements between the UAW and the CAW and each of General Motors, Ford and Chrysler expire in September 1996 and are presently being renegotiated. Among other items, wage, benefit and outsourcing levels are anticipated to be issues in such negotiations. There can be no assurance as to the outcome of such negotiations.

     The Company's contracts with its major customers generally provide for an annual productivity price reduction and, in some cases, provide for the recovery of increases in material and labor costs. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers have generally offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

MARKETING AND SALES

     Lear markets its products by maintaining strong relationships with its customers fostered during its 79-year history through extensive technical and product development capabilities, reliable delivery of high quality products, strong customer service, innovative new products and a competitive cost structure. Close personal communications with automobile manufacturers are an integral part of the Company's marketing strategy. Recognizing this, the Company is organized into seven independent divisions, each with the ability to focus on its own customers and programs and each having complete responsibility for the product, from design to installation. By moving the decision-making process closer to the customer, and instilling a philosophy of "cooperative autonomy," the Company is more responsive to, and has strengthened its relationships with, its customers. Automobile manufacturers have increasingly reduced the number of their suppliers as part of a strategy of purchasing systems rather than individual components. This process favors suppliers like Lear with established ties to OEMs and the demonstrated ability to adapt to the new competitive environment in the automotive industry.

     The Company's sales are originated almost entirely by its sales staff. This marketing effort is augmented by design and manufacturing engineers who work closely with automobile manufacturers from the preliminary design to the manufacture and supply of interior systems or components. Manufacturers have increasingly looked to suppliers like the Company to assume responsibility for introducing product innovation, shortening the development cycle of new models, decreasing tooling investment and labor costs, reducing the number of costly design changes in the early phases of production and improving interior comfort and functionality. Once the Company is engaged to develop the design for the interior system or component of a specific vehicle model, it is also generally engaged to supply these items when the vehicle goes into production. The Company has devoted substantial resources toward improving its engineering and technical capabilities and developing technical centers in the United States and in Europe. The Company has also developed full-scope engineering capabilities, including all aspects of safety and functional testing, acoustics testing and comfort assessment. In addition, the Company has established several engineering sites in close proximity to its OEM customers to enhance customer relationships and design activity. Finally, the Company has implemented a program of dedicated teams consisting of interior trim and seat system personnel who are able to meet all of a customer's interior needs. These teams provide a single interface for Lear's customers and avoid duplication of sales and engineering efforts.

TECHNOLOGY

     The Company conducts advanced product design development at its technical centers in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy and at 16 worldwide product engineering centers. At these centers, the Company tests its products to determine compliance with applicable safety standards, the products' quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities.

     The Company has and will continue to dedicate resources to research and development to maintain its position as a leading developer of technology in the automotive interior industry. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to operations as incurred. Such costs amounted to approximately $53.3 million, $21.9 million, and $16.2 million for the years ended December 31, 1995, 1994 and 1993.

     In the past, the Company has developed a number of designs for innovative seat features which it has patented, including ergonomic features such as adjustable lumbar supports and bolster systems and adjustable thigh supports. In addition, the Company incorporates many convenience, comfort and safety features into its seat designs, including storage armrests, rear seat fold down panels, integrated restraint systems (belt systems integrated into seats), side impact air bags and child restraint seats. The Company has recently invested to further upgrade its CAE and CAD/CAM systems, including three-dimensional color graphics, customer telecommunications and direct interface with customer CAD systems.

     Lear uses its patented SureBond(TM) process (the patent for which has approximately 8 years remaining) in bonding seat cover materials to the foam pads used in certain of its seats. The SureBond(TM) process is used to bond a pre-shaped cover to the underlying foam to minimize the need for sewing and achieve new seating shapes, such as concave shapes, which were previously difficult to manufacture.

     Through its AI Division, the Company has virtually all technologies and manufacturing processes available for interior trim and under-the-hood applications. The manufacturing processes include, among other things, high and low pressure injection molding, vacuum forming, blow molding, soft foam molding, heat staking, water jet cutting, vibration welding, ultrasonic welding, and robotic painting. This wide range of capabilities allows the Company to assist its customers in selecting the technologies that are the most cost effective for each application. Combined with its design and engineering capabilities and its state-of-the-art technical center, AI provides comprehensive support to its OEM customers from product development to production.

     The Masland Acquisition also provides the Company with access to leading-edge technology. The Masland Division owns one of the few proprietary-design dynamometers capable of precision acoustics testing of front, rear and four-wheel drive vehicles. Together with its custom-designed reverberation room, computer-controlled data acquisition and analysis capabilities provide precisely controlled laboratory testing conditions for sophisticated interior and exterior noise, vibration and harshness (NVH) testing of parts, materials and systems, including powertrain, exhaust and suspension components. Through its Masland Division, the Company also owns a 29% interest in PFG, which has patented a process to sew and fold an ultralight fabric into airbags which are 60% lighter than the current airbags used in the automotive industry. As this new airbag fits into a shirt pocket when folded, it is adaptable to side restraint systems (door panels and seats) as well as headliners.

     The Company holds a number of mechanical and design patents covering its products and has numerous applications for patents currently pending. In addition, the Company holds several trademarks relating to various manufacturing processes. The Company also licenses its technology to a number of seating manufacturers.

JOINT VENTURES AND MINORITY INTERESTS

     The Company pursues attractive joint ventures in order to facilitate the exchange of technical information, expand its product offerings, and broaden its customer base. Several of the Company's recent acquisitions, including Masland and Automotive Industries, have provided the Company with strategic joint ventures. With the Masland Acquisition, Lear acquired an interest in PFG, Sommer Masland (U.K.) Ltd. and Amtex. Sommer Masland helped to expand Masland's geographical presence in Europe and strengthened its relationship with several existing customers, including Nissan, Peugeot and Saab. The Amtex joint venture established a relationship with Hayashi Telempu Co., Ltd., the joint venture partner and a leading Japanese automotive interior trim supplier. The AI Acquisition included a 40% interest in Industrias Automotrices Summa, S.A. de C.V., as well as a 33% interest in Guildford Kast Plastifol Ltd., both of which produce interior trim parts for automobiles.

     The following is a list of the Company's principal joint ventures and minority-owned affiliates:

                                                                                  PERCENTAGE
                                                 LOCATION         PRODUCT         OWNERSHIP
                                                ----------    ----------------    ----------
Amtex*                                          U.S.A.        Interior trim           50%
General Seating of America, Inc.                U.S.A.        Seat systems            35
General Seating of Canada, Ltd.                 Canada        Seat systems            35
Guildford Kast Plastifol Ltd.                   England       Interior trim           33
Industrias Automotrices Summa, S.A. de C.V.     Mexico        Interior trim           40
Industrias Cousin Freres                        Spain         Seat components         49
Lear Inespo Comercial, Industrial Ltda.*        Brazil        Seat systems            50
Lear Seating Thailand                           Thailand      Seat systems            49
                                                              and components
Markol Automotiv Yan Sanayi Ve Ticart           Turkey        Seat systems            35
Precision Fabrics Group, Inc.                   U.S.A.        Fabrics                 29
Probel S.A.                                     Brazil        Seat components         31
Sommer Masland (U.K.) Ltd.                      England       Interior trim           50
Teknoseating S.A.*                              Argentina     Seat systems            50

- -------------------------
* Consolidated entities.

COMPETITION

     Lear is one of the two primary suppliers in the outsourced North American seat systems market. The Company's main independent competitor is Johnson Controls, Inc., and it competes, to a lesser extent, with Douglas & Lomason Company and Magna International, Inc. The Company's major independent competitors in Europe, besides Johnson Controls, Inc., are Bertrand Faure (headquartered in France) and Keiper Recaro (headquartered in Germany). The Company's primary independent competitors in the other segments of the automotive interior market include Davidson Interior Trim (a division of Textron), UT Automotive (a subsidiary of United Technologies), Prince Corporation, The Becker Group, Collins & Aikman Corp. Automotive Division (a division of Collins & Aikman Corporation), JPS Automotive Products Corporation, a subsidiary of Foamex International, the Magee Carpet Company and a large number of smaller operations. The Company also competes with the OEMs' in-house seat system and automotive interior suppliers. The Company competes on the basis of technical expertise, reliability, quality and price. The Company believes its technical resources, product design capabilities and customer responsiveness are the key factors that allow it to compete successfully in the automotive interior market.

SEASONALITY

     Lear's principal operations are directly related to the automotive industry. Consequently, the Company may experience seasonal fluctuation to the extent automotive vehicle production slows, such as in the summer months when plants close for model year changeovers and vacation. Historically, the Company's sales and operating profit have been the strongest in the second and fourth calendar quarters. After giving pro forma effect to the AI and Masland acquisitions, net sales for the year ended December 31, 1995 by calendar quarter broke down as follows: first quarter, 24%; second quarter, 26%; third quarter, 23%; and fourth quarter, 27%.

See Note 18, "Quarterly Financial Data," of the notes to the Company's consolidated financial statements incorporated by reference in this Prospectus.

EMPLOYEES

     As of June 1, 1996, after giving pro forma effect to the Masland Acquisition, the Company would have employed approximately 18,700 persons in the United States and Canada, 12,100 in Mexico and 7,900 in Europe. Of these, about 6,200 were salaried employees and the balance were paid on an hourly basis. Approximately 25,500 of the Company's employees are members of unions. The Company has collective bargaining agreements with several unions including: the UAW; the Canadian Auto Workers (the "CAW"); the Textile Workers of Canada; the International Brotherhood of Teamsters, Chauffeurs, Warehousemen, and Helpers of America; the International Association of Machinists and Aerospace Workers; and the AFL-CIO. Each of the Company's unionized facilities in the United States and Canada has a separate contract with the union which represents the workers employed there, with each such contract having an expiration date independent of the Company's other labor contracts. The majority of the Company's European and Mexican employees are members of industrial trade union organizations and confederations within their respective countries. The majority of these organizations and confederations operate under national contracts which are not specific to any one employer. The Company has experienced some labor disputes at its plants, none of which has significantly disrupted production or had a materially adverse effect on its operations. The Company has been able to resolve all such labor disputes and believes its relations with its employees are generally good.

LITIGATION

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management of the Company does not believe that any of the litigation in which the Company is currently engaged, either individually or in the aggregate, will have a material effect on the Company's consolidated financial position or future results of operations.

     The Company is subject to various laws, regulations and ordinances which govern activities such as discharges to the air and water, as well as handling and disposal practices for solid and hazardous wastes, and which impose costs and damages associated with spills, disposal or other releases of hazardous substances. The Company believes that it is in substantial compliance with such requirements. Management does not believe that it will incur compliance costs pursuant to such requirements that would have a material adverse effect on the Company's consolidated financial position or future results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Environmental Matters."

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at four Superfund sites where liability has not been determined. The Company has also been identified as a PRP at four additional sites. Management believes that the Company is, or may be, responsible for less than one percent, if any, of total costs at the four Superfund sites. Expected liability, if any, at the four additional sites is not material. The Company has set aside reserves which management believes are adequate to cover any such liabilities. Management believes that such matters will not result in liabilities that will have a material adverse effect on the Company's consolidated financial position or future results of operations.

PROPERTIES

     The Company's operations are conducted through 131 facilities, including 111 manufacturing facilities, 16 product engineering centers and 4 research and development centers, in 19 countries and one Crown Colony employing approximately 40,000 people worldwide. The Company's management is headquartered in Southfield, Michigan.

     The Company's facilities are located in appropriately designed buildings which are kept in good repair with sufficient capacity to handle present volumes. The Company has designed many of its facilities to provide for efficient JIT manufacturing of its products. No facility is materially underutilized. Of the 131 facilities, 70 are owned and 61 are leased with expiration dates ranging from 1996 through 2005. Management believes substantially all of the Company's property and equipment is in good condition and that it has sufficient capacity to meet its current and expected manufacturing and distribution needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Capital Expenditures."

     The following table summarizes the locations of the Company's facilities, including those acquired in connection with the Masland Acquisition:

ARGENTINA          GERMANY          POLAND                UNITED STATES (CONTINUED)
Buenos Aires       Ebersberg        Myslowice             Grand Rapids, MI
                   Eisenach         Tychy                 Marlette, MI
AUSTRALIA          Gustavsburg                            Marshall, MI
Adelaide           Munich           SOUTH AFRICA          Mendon, MI
Brooklyn           Plattling        Brits                 Mequon, MI
                   Quakenbruck                            Midland, MI
AUSTRIA            Rietberg         SPAIN                 Plymouth, MI
Koflach                             Pamplona              Rochester Hills, MI
                   HONG KONG                              Romulus, MI
BRAZIL             Wanchai          SWEDEN                Southfield, MI
Belo Horizante                      Bengtsfors            Troy, MI
Sao Paolo          INDIA            Trollhattan           Warren, MI
                   Holol                                  Bridgeton, MO
CANADA                              THAILAND              Wentzville, MO
Ajax               INDONESIA        Bangkok               Bowling Green, OH
Kitchener          Jakarta                                Fremont, OH
Maple                               TURKEY                Huron, OH
Mississauga        ITALY            Bursa                 Lorain, OH
Oakville           Bruino                                 Lordstown, OH
St. Thomas         Caivano          UNITED STATES         Sidney, OH
Whitby             Cassino          Manteca, CA           Warren, OH
Woodstock          Grugliasco       Atlanta, GA           Carlisle, PA
                   Melfi            West Chicago, IL      Lewistown, PA
ENGLAND            Novara           Frankfort, IN         Duncan, SC
Abington           Orbassano        Greencastle, IN       Morristown, TN
Coventry           Pozzilli         Hammond, IN           El Paso, TX
Lancashire                          Louisville, KY        Lebanon, VA
Nottingham         MEXICO           Madisonville, KY      Luray, VA
Tipton             Cuautitlan       Allen Park, MI        Strasburg, VA
Washington         Hermosillo       Clawson, MI           Winchester, VA
                   La Cuesta        Dearborn, MI          Janesville, WI
FRANCE             Naucalpan        Detroit, MI           Sheboygan, WI
Meaux              Puebla           Fair Haven, MI
Paris              Ramos Arizpe     Fenton, MI
                   Rio Bravo        Flint, MI
                   Saltillo
                   San Lorenzo
                   Tlahuac
                   Toluca

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers of the Company.

                                                                                      YEARS WITH
                                                                                     THE COMPANY,
                                                                                    PREDECESSOR OR
          NAME              AGE                      POSITION                      ACQUIRED COMPANY
- -------------------------   ---    ---------------------------------------------   ----------------
Kenneth L. Way...........   57     Chairman of the Board and Chief Executive               30
                                   Officer
Robert E. Rossiter.......   50     President, Chief Operating Officer and                  25
                                   Director of the Company
James H. Vandenberghe....   46     Executive Vice President, Chief Financial               23
                                   Officer and Director of the Company
James A. Hollars.........   51     Senior Vice President and President -- BMW              23
                                   Division of the Company
Roger Alan Jackson.......   50     Senior Vice President -- Human Resources and             1
                                   Corporate Relations
Robert Lawrie............   51     Senior Vice President -- Global Mergers,                --
                                   Acquisitions and Strategic Alliances
Frank J. Preston.........   53     Senior Vice President and President --                   1
                                   Masland Division
Frederick F. Sommer......   52     Senior Vice President and President --                   5
                                   Automotive Industries Division of the Company
Gerald G. Harris.........   62     Vice President and President -- GM Division             34
                                   of the Company
Terrence E. O'Rourke.....   49     Vice President and President -- Ford Division            2
                                   of the Company
Joseph F. McCarthy.......   52     Vice President, Secretary and General Counsel            2
                                   of the Company
Donald J. Stebbins.......   38     Vice President, Treasurer and Assistant                  4
                                   Secretary of the Company

     Set forth below is a description of the business experience of each executive officer of the Company.

     Kenneth L. Way. Mr. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of the Company since 1988. Prior to this he served as Corporate Vice President, Automotive Group of Lear Siegler, Inc. ("LSI") since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Prior to this, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 30 years at Lear include Manufacturing Manager of the Metal Products Division and Manager of Production Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc.

     Robert E. Rossiter. Mr. Rossiter became President of the Company in 1984 and a Director and the Chief Operating Officer of the Company in 1988. He joined LSI in 1971 in the Material Control Department of the Automotive Division, then joined the Metal Products Division of LSI as Production Control Manager, and subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of Sales and worked in that position, as well as Vice President of Operations, until 1984.

     James H. Vandenberghe. Mr. Vandenberghe is currently Executive Vice President, Chief Financial Officer and Director of the Company. He was appointed Executive Vice President of the Company in 1993 and became a director in November 1995. Mr. Vandenberghe also served as a director of the Company from 1988 until the merger of Lear Holdings Corporation ("Holdings"), Lear's former parent, into Lear. Mr. Vandenberghe previously served as Senior Vice President
- -- Finance, Secretary and Chief Financial Officer of the Company since 1988.

     James A. Hollars. Mr. Hollars is currently Senior Vice President and President -- BMW Division of the Company. He was appointed to this position in November 1995. Prior to serving in this position, he was Senior Vice President and President -- International Operations of the Company since November 1994. Previously he served as Senior Vice President -- International Operations of the Company since 1993 and Vice President -- International since the sale of LSI's Power Equipment Division to Lucas Industries in 1988.

Mr. Hollars joined LSI's Metal Products Division in 1973 as the Manufacturing Manager and later served as Vice President -- Manufacturing for No-Sag Spring Division. In 1979, he was named President of the Foam Products Division and was subsequently promoted to President at the Anchorlok Division in 1985 and the Power Equipment Division in 1986.

     Roger Alan Jackson. Mr. Jackson was elected Senior Vice President -- Human Resources and Corporate Relations in October 1995. Previously, he served as Vice President -- Human Resources for Allen Bradley, a wholly-owned subsidiary of Rockwell International. Mr. Jackson was employed by Rockwell International or its subsidiaries from December 1977 to September 1995.

     Robert Lawrie. Mr. Lawrie was elected Senior Vice President -- Global Mergers, Acquisitions and Strategic Alliances in June 1996. Prior to joining the Company, Mr. Lawrie served as Vice President and Special Counsel to the Chairman of Magna International Inc. since July 1992. Prior to his tenure with Magna International, Inc., Mr. Lawrie held positions as an International Consultant to Consolidated Hydro Inc. in 1992 and as Senior Vice President, General Counsel and Secretary of Abitibi-Price Inc., an international paper manufacturer, from January 1991 to July 1992. From 1988 to 1991, Mr. Lawrie was the managing partner of the Los Angeles office of Broad Schulz Larson & Wineberg, a law firm.

     Frank J. Preston. Dr. Preston was elected Senior Vice President and President -- Masland Division of the Company upon consummation of the Masland Acquisition. Prior to the Masland Acquisition, he served as President of Masland since January 1995 and Chief Executive Officer of Masland since January 1996. During 1995, Dr. Preston also served as Chief Operating Officer of Masland. Prior to joining Masland, Dr. Preston held various positions with Textron, most recently President of Textron Automotive Interiors.

     Frederick F. Sommer. Mr. Sommer was elected Senior Vice President and President -- Automotive Industries Division of the Company upon consummation of the AI Acquisition. Prior to the AI Acquisition, he served as President of AI since November 1991 and Chief Executive Officer of AI since May 1994. From March 1992 to May 1994, Mr. Sommer served as Chief Operating Officer of AI. Mr. Sommer also served as Executive Vice President of AI from October 1990 until November 1991. Prior thereto, he served as Vice President -- Manufacturing and Purchasing of the U.S. subsidiary of Nissan from January 1987 until October 1990.

     Gerald G. Harris. Mr. Harris was elected Vice President and President -- GM Division of the Company since November 1994. Mr. Harris previously served as Vice President and General Manager -- GM Operations since March 1994. Previously Mr. Harris served as Director -- Ford Business Unit from March 1992 to March 1994, Director of Sales from August 1990 to March 1992 and Sales Manager from January 1989 to August 1990. Prior to 1989, Mr. Harris held various managerial positions with the Company.

     Terrence E. O'Rourke. Mr. O'Rourke was elected Vice President and President
- -- Ford Division of the Company in November 1995. Prior to serving in this position, he was Vice President and President -- Chrysler Division of the Company since November 1994. Previously, Mr. O'Rourke served as Director -- Strategic Planning since October 1994. Prior to joining Lear, Mr. O'Rourke was employed by Ford Motor Company as Supply Manager -- Climate Control Department from 1992 and Procurement Operations Manager from 1988.

     Joseph F. McCarthy. Mr. McCarthy was elected Vice President, Secretary and General Counsel of the Company in April 1994. Prior to joining the Company, Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company. Prior to joining Hayes Wheels International, Inc. and Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983.

     Donald J. Stebbins. Mr. Stebbins is currently Vice President, Treasurer and Assistant Secretary of the Company. He joined the Company in June 1992 from Bankers Trust Company, New York where he was a Vice President for four years. Prior to his tenure at Bankers Trust Company, he held positions at Citibank, N.A. and The First National Bank of Chicago.

                              SELLING STOCKHOLDERS

     The following table and accompanying footnotes set forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of June 1, 1996 prior to the Offerings and as adjusted to reflect the sale of 7,500,000 shares of Common Stock by the Company and 7,500,000 shares of Common Stock by the Selling Stockholders in the Offerings:

                                 PRIOR TO OFFERINGS                                 AFTER OFFERINGS
                          --------------------------------                -----------------------------------
                             NUMBER OF                                       NUMBER OF
                              SHARES                         SHARES OF        SHARES
                          OF COMMON STOCK                   COMMON STOCK  OF COMMON STOCK
                               OWNED        PERCENTAGE OF      BEING           OWNED         PERCENTAGE OF
                           BENEFICIALLY    COMMON STOCK(3)   OFFERED(4)   BENEFICIALLY(4)  COMMON STOCK(3)(4)
                          ---------------  ---------------  ------------  ---------------  ------------------
Lehman Funds(1)...........    16,471,224         29.1%        6,186,370      10,284,854           16.0%
FIMA Finance Management
  Inc.(2).................     3,497,544          6.2         1,313,630       2,183,914            3.4

- -------------------------
 (1) The number of shares beneficially owned by the Lehman Funds includes 5,916,258 shares of Common Stock owned by Lehman Brothers Merchant Banking Portfolio Partnership L.P. and 4,021,298 shares of Common Stock owned by Lehman Brothers Capital Partners II, L.P. (each located at Three World Financial Center, New York, New York 10285); 1,626,544 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership L.P. and 4,907,124 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership-Japan L.P. (each located at Clarendon House, Church Street, Hamilton HMCX, Bermuda). LB I Group Inc. and Lehman Brothers Holdings Inc. are the general partners of Lehman Brothers Merchant Banking Portfolio Partnership L.P. and Lehman Brothers Capital Partners II, L.P., respectively, and Lehman Brothers Offshore Partners Ltd. is the general partner of Lehman Brothers Offshore Investment Partnership-Japan L.P. and Lehman Brothers Offshore Investment Partnership L.P. Each such general partner may be deemed to own beneficially the shares directly owned by the entity of which it is the general partner. LB I Group Inc. and Lehman Brothers Offshore Partners Ltd. are wholly-owned subsidiaries of Lehman Brothers Holdings Inc. Each of the partnerships may be deemed to share with Lehman Brothers Holdings Inc. the power to vote and the power to dispose of the shares owned by such partnership. The address of Lehman Brothers Holdings Inc. is Three World Financial Center, New York, New York 10285.

 (2) FIMA Finance Management Inc. ("FIMA") is a wholly-owned subsidiary of EXOR Group S.A. ("EXOR Group") (formerly IFINT, S.A.). EXOR Group, a Luxembourg corporation, is the international investment holding company of IFI, S.p.A., the parent company of the Agnelli Group. The address of FIMA is Wickham's Cay, Road Town, Tortola, British Virgin Islands.


 (3) Assumes that none of the Options, pursuant to which a maximum of 6,094,462 shares are issuable, are exercised.


 (4) The Lehman Funds have collectively, and FIMA has, granted to the Underwriters an option to purchase up to an aggregate of 1,855,910 and 394,090 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments. See "Underwriting." The data set forth in the table assume that the Underwriters' over-allotment option is not exercised.

     In 1988, FIMA first acquired an ownership interest in the Company by purchasing 6,435,000 shares of Common Stock of the Company. In 1991, FIMA and the Lehman Funds acquired an aggregate of 14,999,985 additional shares from the Company for an aggregate purchase price of $75.0 million and certain additional shares of Common Stock from certain other stockholders (the "1991 Common Stock Acquisition"). In 1992, the Company sold an additional $20.0 million worth of Common Stock to the Lehman Funds and FIMA (the "1992 Common Stock Acquisition"). In connection with the 1991 Common Stock Acquisition, the 1992 Common Stock Acquisition, the offering of the Senior Subordinated Notes, the NAB Acquisition, the offering of the Subordinated Notes, the initial public offering of the Company's Common Stock in April 1994, the AI Acquisition, the 1995 Stock Offering and the Offerings, Lehman Brothers, an affiliate of the Lehman Funds, has received compensation from the Company comprising underwriting fees, discounts and commissions and financial advisory fees. In addition, Lehman Commercial Paper Inc., an affiliate of the Lehman Funds, has from time to time been a lender under the Company's credit facilities and has received customary fees in such capacity.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

     As of June 1, 1996, there were 56,650,532 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors. The Company is currently restricted under the terms of the Credit Agreement, the New Credit Agreement and the Indentures governing the Senior Subordinated Notes and the Subordinated Notes, and will be restricted under the Indenture governing the Notes, from paying dividends to holders of Common Stock. In the event of a liquidation, dissolution or winding up of the Company, and subject to preferences of any Preferred Stock that may be issued in the future, the Common Stock is entitled to receive pro rata all of the assets of the Company available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon the closing of the Offerings will be fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with rights that could adversely affect the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon the closing of the Offerings and the Company has no present plans to issue any Preferred Stock.

STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENT


     The Lehman Funds, FIMA and certain current and former officers and employees of the Company are parties to the Amended and Restated Stockholders and Registration Rights Agreement dated September 27, 1991, as amended (the "Stockholders Agreement"), which contains certain restrictions on the transfer of Common Stock held by those stockholders and grants such stockholders certain registration rights.


     Subject to certain exceptions, the Company is required to pay all expenses incurred in connection with up to a maximum of four valid registration requests made by the stockholders party to the Stockholders Agreement. If any requested registration is in the form of an underwritten offering, the Stockholders Agreement requires the Company to designate Lehman Brothers Inc. as the managing underwriter of the offering. Unless the holders of the Common Stock making a registration request otherwise consent in writing, no other person, other than a holder of Common Stock who is a party to the Stockholders Agreement and who requests that its shares be included in such registration and, in the case of an underwritten offering, the Company, would be permitted to offer any securities pursuant to such registration.

     In addition to the demand registration rights summarized above, the parties to the Stockholders Agreement also may, subject to certain limitations, require the Company to register their shares of Common Stock whenever the Company registers any of its equity securities under the Securities Act, whether for sale for its own account or not. The Stockholders Agreement provides for, in the case of underwritten offerings, certain registration priorities in the event that the managing underwriter advises the Company that the number of shares of Common Stock proposed to be included in any registration under the Securities Act exceeds the largest number of shares which can be sold without having an adverse effect on the offering. In addition, the Company and the other parties to the Stockholders Agreement are subject to certain holdback provisions during the registration and sale of shares of Common Stock. Under the Stockholders Agreement, the Company has agreed to indemnify selling stockholders against certain liabilities.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS

     The by-laws of the Company provide that the Company shall indemnify each officer and director of the Company to the fullest extent permitted by applicable law. The Restated Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, the directors of the Company shall be indemnified by the Company and shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws may have the effect of preventing, discouraging or delaying any change in control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated Preferred Stock will make it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The Company's Restated Certificate of Incorporation provides that the Board of Directors of the Company will be divided into three classes serving staggered three-year terms. Directors can be removed from office only for Cause (as defined below) and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders. "Cause" is defined as the willful and continuous failure substantially to perform one's duties to the Company or the willful engaging in gross misconduct materially and demonstrably injurious to the Company.

     The by-laws provide that special meetings of stockholders may be called by the chairman, the president, any vice president, the secretary or any assistant secretary of the Company and must be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning at least a majority of the capital stock of the Company issued and outstanding and entitled to vote. The by-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be received by the secretary of the Company not less than 60 nor more than 90 days prior to the date of the annual meeting, and must contain certain specified information concerning the person to be nominated. Notice of intent to raise business at such meeting must be received by the secretary of the Company not less than 120 nor more than 150 days prior to the first anniversary of the date of the Company's consent solicitation or proxy statement released in connection with the previous year's meeting.

DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of a corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." The current stockholders of the Company may not, by virtue of their current holdings, be deemed to be "interested stockholders" under this statute. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is The Bank of New York, located in New York, New York.

LISTING

     The Common Stock is listed on the New York Stock Exchange under the symbol LEA.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year; (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"); or (3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion is based on Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

     Prospective holders should consult their own tax advisors about the particular U.S. federal tax consequences to them of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     In the event that dividends are paid to a non-U.S. holder, such dividends will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding tax. Under the current interpretation of U.S. Treasury regulations, the same presumption generally applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty (the "address system"). Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service (the "IRS").

     Under U.S. Treasury regulations which were recently proposed and which have not yet been put into effect, the address system for claiming treaty benefits would be eliminated for payments made after December 31, 1997. Rather, to claim the benefits of a tax treaty pursuant to these proposed regulations, a non-U.S. holder of Common Stock would have to file certain forms attesting to the holder's eligibility to claim treaty benefits.

     Generally, upon the filing of a Form 4224 with the Company, there is no withholding tax on dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United

States. Instead, the effectively connected dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business,
(iii) in the case of a non-resident individual who is a partner in a foreign partnership holding the Common Stock, such non-resident individual is present in the United States for 183 or more days in the taxable year of the disposition or the gain is effectively connected with a trade or business conducted by such partnership in the United States, (iv) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates or (v) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

     United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, U.S. Treasury regulations that were recently proposed would, if adopted in their present form, eliminate this address system and require a payee to furnish certain documentation to the payor so as to be able to claim such exemption from backup withholding.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a U.S. broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual estate's for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit that is the equivalent of an exclusion of $60,000 of assets from the estate for U.S. estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate purposes.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:

                                                                            NUMBER OF
                                U.S. UNDERWRITERS                             SHARES
        ------------------------------------------------------------------  ----------
        Lehman Brothers Inc. .............................................
        Donaldson, Lufkin & Jenrette Securities Corporation...............
        Morgan Stanley & Co. Incorporated.................................
        PaineWebber Incorporated..........................................
        Schroder Wertheim & Co. Incorporated..............................

                                                                            ----------
             Total........................................................
                                                                            ==========

     Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the managers named below of the concurrent offering of the Common Stock outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. International Limited, PaineWebber International (U.K.) Ltd. and J. Henry Schroder & Co. Limited are acting as lead managers (the "Lead Managers"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:

                                                                              NUMBER OF
                              INTERNATIONAL MANAGERS                           SHARES
        -------------------------------------------------------------------   ---------
        Lehman Brothers International (Europe).............................
        Donaldson, Lufkin & Jenrette Securities Corporation................
        Morgan Stanley & Co. International Limited.........................
        PaineWebber International (U.K.) Ltd. .............................
        J. Henry Schroder & Co. Limited....................................
                                                                              ---------
             Total.........................................................
                                                                              =========

     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to the respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

     The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less a selling concession not in excess of $ per share. The selected dealers may
reallow a concession not in excess of $       per share to certain brokers and
dealers. After the public offering, the public offering price, the concession to select dealers and reallowance may be changed by the U.S. Underwriters and the International Managers.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     The Selling Stockholders have granted to the U.S. Underwriters and the International Managers an option to purchase up to an aggregate of 1,800,000 and 450,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. All of the shares of Common Stock sold upon any exercise of this over-allotment option will be sold by the Selling Stockholders. Such option may be exercised at any time until 30 days after the date of the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively. To the extent that the option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

     The Company, the Selling Stockholders and certain existing stockholders, including all of the executive officers of the Company, have agreed that they will not, subject to certain limited exceptions, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any shares of

Common Stock or any securities convertible into or exchangeable or exercisable for any such shares without the prior written consent of the Representatives.

     The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. Person (as defined below) and
(ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. Person. In addition, pursuant to such agreement each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (i) it is not purchasing any such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and (b) the term "U.S. Person" means any resident or national of the United States or Canada or its provinces, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or its provinces, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. Person), and includes any United States or Canadian branch of a person other than a U.S. Person.

     Each International Manager has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Managers that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States and Canada and its provinces. Persons into whose possession this Prospectus comes are required by the Company and the International Managers to inform themselves about and to observe any restrictions as to the offering of the shares offered pursuant to the Offerings and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Prior to the Offerings, the Lehman Funds, each an affiliate of Lehman Brothers and Lehman Brothers International (Europe), beneficially own, in the aggregate, approximately 29% of the outstanding Common Stock of the Company (assuming no outstanding Options are exercised). Therefore, the underwriting arrangements for the Offerings will comply with the requirements of Schedule E to the Bylaws of the National Association of Securities Dealers, Inc. ("NASD") regarding an NASD member firm's participation in distributing its affiliate's securities. In accordance with Schedule E, the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.

     The Lehman Funds will receive a portion of the proceeds from the Offerings. One of the nine members of Lear's Board of Directors is presently employed by Lehman Brothers. In addition, two members of Lear's Board of Directors are principals of The Cypress Group L.L.C., a company that has provided consulting services to Lehman Brothers with respect to the management of the equity investments of the Lehman Funds. Lehman Brothers has from time to time provided investment banking, financial advisory and other services to the Company, for which services it has received fees.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the U.S. Underwriters and the International Managers by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore has performed, and continues to perform, services for the Lehman Funds from time to time.

                                    EXPERTS

     The audited financial statements and schedule of the Company incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

     The audited financial statements of AI incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

     The audited financial statements of Masland incorporated by reference into this Prospectus have been audited by Price Waterhouse LLP, as indicated in their report with respect hereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

                              [INSIDE BACK COVER]


        LEAR CORPORATION LOGO [framed by flags of the countries in which the Company operates.]


        Lear Corporation is the world's largest independent supplier of automotive interior systems - with approximately 40,000 quality - dedicated, customer - focused people throughout 131 facilities in 19 countries around the globe.


                      Lear Interior Systems Capabilities

        [A picture of the interior of an automobile depicting the automotive interior products listed below which the Company produces]


    Trunk Liners/Luggage Compartment Trim          Spare Tire Covers
    Load Floors                                    Fuel Tank Shields
    Package Trays                                  Seat Systems
    Seat Backs                                     Quarter Panels
    C-Pillars/Trim                                 Arm Rests
    Appliques/Bolsters                             Scuff Plates
    Headliners                                     Door Panels/Trim
    B-Pillars/Trim                                 Accessory Mats
    Headrests                                      SEAT COMPONENTS
    Sunvisors                                        - Frames
    A-Pillars/Trim                                   - Covers
    Brake Pedal Insulator                            - Foam
    Cowl Panels/Trim                                 - Hardware
    HVAC Ducts                                     Consoles
    Hood Insulators/Liners                         Carpet/Vinyl/Floor Systems
    Engine Shrounds                                Interior Insulators/Acoustic Stuffers
    Coolant Reservoirs                             Inner/Outer Dash
    Grille Assemblies                              Air Intake Ducts
                                                   Vapor Canisters
                                                   Windshield Washer Reservoirs
                                                   Exterior Air Dams

             ----------------------------------------------------
             ----------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         -----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................      11
Cautionary Statements for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation Reform
  Act of 1995.........................      12
Use of Proceeds.......................      13
Common Stock Price Range and
  Dividends...........................      13
Capitalization........................      14
Pro Forma Financial Data..............      15
Selected Financial Data of the
  Company.............................      19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      20
Selected Financial Data of Masland
  Corporation.........................      27
Management's Discussion and Analysis
  of Results of Operations of Masland
  Corporation.........................      28
Business of the Company...............      31
Management............................      48
Selling Stockholders..................      50
Description of Capital Stock..........      51
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................      53
Underwriting..........................      55
Legal Matters.........................      58
Experts...............................      58

             ----------------------------------------------------
             ----------------------------------------------------
             ----------------------------------------------------
             ----------------------------------------------------


                               15,000,000 SHARES

                                LEAR CORP. LOGO

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                                           , 1996

                          ---------------------------

                                LEHMAN BROTHERS
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                             MORGAN STANLEY & CO.
                                 INCORPORATED
                           PAINEWEBBER INCORPORATED
                           SCHRODER WERTHEIM & CO.

             ----------------------------------------------------
             ----------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  [ALTERNATE PAGE FOR INTERNATIONAL OFFERING]

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996


PROSPECTUS
                               15,000,000 Shares

                                LEAR CORP. LOGO

                                  COMMON STOCK
                          ---------------------------

     Of the 15,000,000 shares of Common Stock ("Common Stock") of Lear Corporation ("Lear" or the "Company") being offered hereby, 7,500,000 shares are being offered by the Company and 7,500,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Of the 15,000,000 shares of Common Stock being offered hereby, 3,000,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 12,000,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting." Concurrently with the Offerings, the Company is undertaking a public offering (the "Note Offering") of $200,000,000 principal amount of subordinated notes due 2006. The Offerings are not conditioned upon the consummation of the Note Offering.


     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On June 27, 1996, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $36 5/8 per share.


      SEE "RISK FACTORS" COMMENCING ON PAGE 11 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                         Underwriting                    Proceeds to
                                           Price to     Discounts and    Proceeds to       Selling
                                            Public      Commissions(1)    Company(2)     Stockholders
- -------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
- -------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Lear and the Selling Stockholders have agreed to indemnify the International Managers, the U.S. Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $        .
(3) The Selling Stockholders have granted the International Managers and the U.S. Underwriters a 30-day option to purchase up to an aggregate of 2,250,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $           ,
    $           and $           , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about             , 1996.
                          ---------------------------
LEHMAN BROTHERS
           DONALDSON, LUFKIN & JENRETTE
                      SECURITIES CORPORATION
                              MORGAN STANLEY & CO.
                                         INTERNATIONAL
                                                       PAINEWEBBER INTERNATIONAL
                                                                       SCHRODERS

            , 1996

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         -----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................      11
Cautionary Statements for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation Reform
  Act of 1995.........................      12
Use of Proceeds.......................      13
Common Stock Price Range and
  Dividends...........................      13
Capitalization........................      14
Pro Forma Financial Data..............      15
Selected Financial Data of the
  Company.............................      19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      20
Selected Financial Data of Masland
  Corporation.........................      27
Management's Discussion and Analysis
  of Results of Operations of Masland
  Corporation.........................      28
Business of the Company...............      31
Management............................      48
Selling Stockholders..................      50
Description of Capital Stock..........      51
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................      53
Underwriting..........................      55
Legal Matters.........................      58
Experts...............................      58

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               15,000,000 SHARES

                                LEAR CORP. LOGO

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                           , 1996

                          ---------------------------

                               LEHMAN BROTHERS
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                             MORGAN STANLEY & CO.
                                INTERNATIONAL
                           PAINEWEBBER INTERNATIONAL
                                   SCHRODERS

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the S.E.C. filing fee and the NASD filing fee, are estimated.


          SEC filing fee...............................................   $  229,425
          NASD filing fee..............................................       30,500
          Blue sky fees and expenses...................................       10,000
          Legal fees and expenses......................................      150,000
          Accounting fees and expenses.................................       50,000
          Printing and engraving.......................................      400,000
          Listing fees.................................................       26,250
          Miscellaneous................................................      103,825
                                                                          ----------
               Total...................................................   $1,000,000
                                                                          ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended (the "GCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the GCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The certificate of incorporation of the Registrant provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the GCL and the by-laws of the Registrant provide that the Registrant shall indemnify its directors and officers to the full extent permitted by Section 145 of the GCL.

     The Registrant has directors and officers liability insurance that insures the directors and officers of the Registrants against certain liabilities. In addition, Lehman Brothers Inc. has agreed to indemnify David P. Spalding, James
A. Stern and Alan Washkowitz, each being a director of the Registrant and an officer or former officer of Lehman Brothers Inc., in connection with their service as directors of the Registrant.

     The Underwriting Agreements provide for indemnification by each of the U.S. Underwriters and each of the International Managers, as the case may be, of directors and officers of Lear against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A list of exhibits is set forth on the Index to Exhibits.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     2. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan on June 27, 1996.

                                          LEAR CORPORATION

                                          By:         /s/ KENNETH L. WAY

                                            ------------------------------------
                                                       Kenneth L. Way
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                NAME                                    TITLE                        DATE
- -------------------------------------     ----------------------------------     -------------
         /s/ KENNETH L. WAY               Chairman of the Board and Chief        June 27, 1996
- -------------------------------------     Executive Officer
           Kenneth L. Way                 (Principal Executive Officer)

                  *                       President, Chief Operating Officer     June 27, 1996
- -------------------------------------     and Director
         Robert E. Rossiter

      /s/ JAMES H. VANDENBERGHE           Executive Vice President,              June 27, 1996
- -------------------------------------     Chief Financial Officer and
        James H. Vandenberghe             Director (Principal Financial and
                                          Principal Accounting Officer)
                  *                       Director                               June 27, 1996
- -------------------------------------
          Larry W. McCurdy

                  *                       Director                               June 27, 1996
- -------------------------------------
          Gian Andrea Botta

                  *                       Director                               June 27, 1996
- -------------------------------------
          Robert W. Shower

                  *                       Director                               June 27, 1996
- -------------------------------------
          David P. Spalding

                  *                       Director                               June 27, 1996
- -------------------------------------
           James A. Stern

                  *                       Director                               June 27, 1996
- -------------------------------------
           Alan Washkowitz

  *By:   /s/ JAMES H. VANDENBERGHE
- -------------------------------------
        James H. Vandenberghe
          Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
EXHIBIT NUMBER                                   EXHIBIT                               NUMBERED PAGE
- --------------       ----------------------------------------------------------------  -------------
       1.1      --   Form of U.S. Underwriting Agreement.                                 --
       1.2      --   Form of International Underwriting Agreement.                        --
      *2.1      --   Agreement and Plan of Merger, dated May 23, 1996, by and among       --
                     Lear, PA Acquisition Corp. and Masland.
       5.1      --   Opinion of Winston & Strawn, special counsel to Lear.                --
      12.1      --   Statement Regarding Computation of Ratios.                           --
      23.1      --   Consent of Arthur Andersen LLP.                                      --
      23.2      --   Consent of Arthur Andersen LLP with respect to AI Financial          --
                     Statements.
    **23.3      --   Consent of Price Waterhouse LLP, with respect to the Masland         --
                     Financial Statements.
      23.4      --   Consent of Winston & Strawn (included in Exhibit 5.1).               --
     *24.1      --   Powers of Attorney.                                                  --
     *99.1      --   Amended and Restated Stockholders and Registration Rights            --
                     Agreement dated as of September 27, 1991 by and among Lear, the
                     Lehman Funds, Lehman Merchant Banking Partners Inc., as
                     representative of the Lehman Partnerships, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, and certain management investors (incorporated by reference to
                     Exhibit 2.2 to Lear Holdings Corporation's Current Report on
                     Form 8-K dated September 24, 1991).
     *99.2      --   Waiver and Agreement dated September 27, 1991, by and among          --
                     Holdings, Kidder Peabody Group Inc., KP/Hanover Partners 1988,
                     L.P., General Electric Capital Corporation, FIMA Finance
                     Management Inc., a Panamanian corporation, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, MH
                     Capital Partners Inc., successor by merger and name change to MH
                     Equity Corp., SO.PA.F Societa Partecipazioni Finanziarie S.p.A.,
                     INVEST Societa Italiana Investimenti S.p.A., the Lehman
                     Partnerships and the Management Investors (incorporated by reference to Exhibit 2.3 to Lear Holdings Corporation's Current
                     Report on Form 8-K dated September 24, 1991).
     *99.3      --   Amendment to Amended and Restated Stockholders and Registration      --
                     Rights Agreement (incorporated by reference to Exhibit 10.24 to
                     Lear's Transition Report on Form 10-K filed March 31, 1994).
     *99.4      --   Waiver to Amended and Restated Stockholders and Registration         --
                     Rights Agreement dated August 15, 1995 (incorporated by
                     reference to Exhibit 99.4 to Lear's Registration Statement on
                     Form S-3 (33-61583)).
      99.5      --   Form of Amendment and Waiver dated as of June 21, 1996 to
                     Amended and Restated Stockholders and Registration Rights
                     Agreement dated as of September 27, 1991, as amended.


- -------------------------

 * Previously filed.


** To be filed by Amendment.